As filed with the Securities and Exchange Commission on September 6, 2011
File No. 333-170130
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LYONDELLBASELL INDUSTRIES N.V.
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	2860 (Primary Standard Industrial Classification Code Number)	98-0646235 (I.R.S. Employer Identification Number)

Weena 737
3013AM Rotterdam
The Netherlands
31 10 275 5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig B. Glidden
Weena 737
3013AM Rotterdam
The Netherlands
31 10 275 5500
(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	per Share(1)	Offering Price	Registration Fee(1)
Ordinary shares, par value €0.04 per share(2)	274,048,396	$28.51	$7,813,119,770	$646,696

(1)	This Form S-1, originally filed on October 25, 2010, included 258,602,043 shares to be registered. In connection therewith, the Registrant paid registration fees of $506,870 based on a Proposed Maximum Aggregate Offering Price of $7,108,970,162 using the average of the high and low sales prices of the shares on the New York Stock Exchange on October 22, 2010 pursuant to Rule 457(c) of the Securities Act and the Commission’s registration fees in effect at the time of filing of the Form S-1. Amendment No. 1 to this Form S-1 filed on February 4, 2011 included an additional 32,978,193 shares and in connection therewith, the Registrant paid an additional $139,826 in registration fees based on a Proposed Maximum Aggregate Offering Price of $1,204,363,608 using the average of the high and low prices of the shares on the New York Stock Exchange on February 2, 2011 pursuant to Rule 457(c) of the Securities Act and the Commission’s registration fees in effect at the time of filing of Amendment No. 1. The Proposed Maximum Offering Price per Share and Proposed Maximum Aggregate Offering Price included in the table shows the average of the aggregate number of shares for which registration fees have already been paid in accordance with the preceding. Amendment No. 4 to this Form S-1 included 274,048,396 shares to be registered, which was 17,460,840 shares fewer than that which was previously included, as certain selling shareholders divested shares that were originally to be included in this Registration Statement.

(2)	The Form S-1 as filed on October 25, 2010 included 150,197,023 Class A shares, 108,405,020 Class B ordinary shares and an additional 108,405,020 Class A shares issuable upon conversion of Class B shares into Class A shares. At the close of business on December 6, 2010, all Class B shares converted into Class A shares on a one-to-one basis. The Proposed Maximum Offering Price per Share was the same for both classes of shares. The Company has deleted the references to the Class B shares and aggregated the number of shares, Proposed Maximum Aggregate Offering Price and registration fee in this registration fee table for the Class A shares only. Because there is only one class of share outstanding, the Registrant refers to those shares as “ordinary shares.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2011

Preliminary Prospectus

LyondellBasell Industries N.V.

274,048,396 shares

This prospectus relates to the offer and resale by certain of our shareholders, referred to as “selling shareholders” of up to an aggregate of 274,048,396 ordinary shares of LyondellBasell Industries N.V. We are not selling any shares under this prospectus. We will not receive any proceeds from the sales of ordinary shares being offered by the selling shareholders.

The distribution of ordinary shares offered hereby may be effected in one or more transactions that may take place, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. We are required to pay all fees and expenses incident to the registration of the ordinary shares. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling shareholders.

Our shares are listed on the New York Stock Exchange under the symbol “LYB.” On September 1, 2011, the last reported sales price for our shares was $33.92 per share.

Investing in these securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus for factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2011.

You should rely only on the information contained in this prospectus and any applicable prospectus supplement or amendment. We have not authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but our business, financial condition or results of operations may have changed since that date.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You can identify our forward-looking statements by the words “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions.

We based the forward-looking statements on our current expectations, estimates and projections about ourselves and the industries in which we operate in general. We caution you these statements are not guarantees of future performance as they involve assumptions that, while made in good faith, may prove to be incorrect, and involve risks and uncertainties we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	if we are unable to comply with the terms of our credit facilities and other financing arrangements, those obligations could be accelerated, which we may not be able to repay;

•	we may be unable to incur additional indebtedness or obtain financing on terms that we deem acceptable, including for refinancing of our current obligations; higher interest rates and costs of financing would increase our expenses;

•	our ability to implement business strategies may be negatively affected or restricted by, among other things, governmental regulations or policies;

•	the cost of raw materials represent a substantial portion of our operating expenses, and energy costs generally follow price trends of crude oil and natural gas; price volatility can significantly affect our results of operations and we may be unable to pass raw material and energy cost increases on to our customers;

•	industry production capacities and operating rates may lead to periods of oversupply and low profitability;

•	uncertainties associated with worldwide economies create increased counterparty risks, which could reduce liquidity or cause financial losses resulting from counterparty exposure;

•	the negative outcome of any legal, tax and environmental proceedings may increase our costs;

•	we may be required to reduce production or idle certain facilities because of the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries, which would negatively affect our operating results;

•	we may face operating interruptions due to events beyond our control at any of our facilities, which would negatively impact our operating results, and because the Houston refinery is our only North American refining operation, we would not have the ability to increase production elsewhere to mitigate the impact of any outage at that facility;

•	regulations may negatively impact our business by, among other things, restricting our operations, increasing costs of operations or requiring significant capital expenditures;

•	we face significant competition due to the commodity nature of many of our products and may not be able to protect our market position or otherwise pass on cost increases to our customers;

•	we rely on continuing technological innovation, and an inability to protect our technology, or others’ technological developments could negatively impact our competitive position; and

•	we are subject to the risks of doing business at a global level, including fluctuations in exchange rates, wars, terrorist activities, political and economic instability and disruptions and changes in governmental policies, which could cause increased expenses, decreased demand or prices for our products and/or disruptions in operations, all of which could reduce our operating results.

Any of these factors, or a combination of these factors, could materially affect our future results of operations (including those of our joint ventures) and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of future performance, and our actual results and future

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developments (including those of our joint ventures) may differ materially from those projected in the forward-looking statements. Our management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All subsequent written and oral forward looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the shares. This prospectus does not contain all of the information found in the registration statement. For further information regarding LyondellBasell and the shares offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. LyondellBasell’s registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents previously filed with the SEC. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference in this prospectus the following documents that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 18, 2011;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011, as filed with the SEC on May 6, 2011 and August 15, 2011, respectively;

•	Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 25, 2011; and

•	Current Reports on Form 8-K filed with the SEC on January 19, 2011, April 1, 2011, May 10, 2011 May 18, 2011, June 8, 2011, June 22, 2011 and August 15, 2011.

The Annual Report contains important information about LyondellBasell, including its consolidated financial statements for the year ended December 31, 2010 and its financial condition and results of operations. Additionally, the proxy statement includes information about the company’s governance and its executive compensation.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number and may view the documents by accessing our website at www.lyondellbasell.com:

LyondellBasell Industries N.V.
c/o Lyondell Chemical Company
1221 McKinney Street, Suite 700
Houston, Texas 77010
Attn: Secretary to the Supervisory Board
(713) 309-7200

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This summary does not contain all of the information you should consider before buying our ordinary shares. You should read the entire prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements and the related notes before deciding to invest in our ordinary shares.

SUMMARY INFORMATION

The Offering	This is an offering of an aggregate of up to 274,048,396 of our ordinary shares by certain selling shareholders.

Shares Offered By the Selling Shareholders	274,048,396 shares, par value €0.04 per share.

Offering Price	Determined at the time of sale by the selling shareholders.

Ordinary Shares Outstanding as of September 1, 2011	An aggregate of 573,253,163 shares.

Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling shareholders.

Dividend Policy	We declared a cash dividend of $0.10 per share, payable on May 26, 2011 to shareholders of record on May 5, 2011 and anticipate paying dividends in future quarters with the authorization of our Supervisory Board when and if our earnings support such payments.

Trading Symbol	Our shares are traded on the New York Stock Exchange under the symbol “LYB.”

Overview

LyondellBasell Industries N.V. (“LyondellBasell N.V.”) is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law by deed of incorporation dated October 15, 2009.

LyondellBasell Industries N.V. was formed to serve as the parent holding company for certain subsidiaries of LyondellBasell Industries AF S.C.A. (“LyondellBasell AF”) after completion of proceedings under chapter 11 of title 11 of the United States Bankruptcy Code. LyondellBasell AF and 93 of its subsidiaries were debtors (the “Debtors”) in jointly administered bankruptcy cases in the United States Bankruptcy Court in the Southern District of New York . Other subsidiaries of LyondellBasell AF were not involved in the Bankruptcy Cases. On April 23, 2010, the Bankruptcy Court approved our Third Amended and Restated Plan of Reorganization and we emerged from bankruptcy on April 30, 2010 (the date of our emergence from bankruptcy being the “Emergence Date”).

Prior to the Emergence Date, LyondellBasell Industries N.V. had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of LyondellBasell AF for the periods presented and do not give effect to the Plan of Reorganization or any of the transactions contemplated thereby or the adoption of “fresh-start” accounting. Thus, such financial information may not be representative of our performance or financial condition after the Emergence Date. Except with respect to such historical financial information and data and accompanying financial statements and corresponding notes or as otherwise noted or suggested by the context, all other information contained in this prospectus relates to LyondellBasell Industries N.V. and its subsidiaries following the Emergence Date. When we use the terms “LyondellBasell Industries N.V.,” “we,” the “Company,” “us,” “our” or similar words in this prospectus, unless the context otherwise requires, we are referring to LyondellBasell Industries N.V. and its subsidiaries following emergence from the Bankruptcy Cases.

As of the Emergence Date, LyondellBasell AF’s equity interests in its indirect subsidiaries terminated and LyondellBasell Industries N.V. now owns and operates, directly and indirectly, substantially the same business as LyondellBasell AF owned and operated prior to emergence from the Bankruptcy Cases. References herein to “our” historical consolidated financial information (or data derived therefrom) should be read to refer to the historical financial information of LyondellBasell AF.

LyondellBasell Industries N.V. is the successor to the combination in December 2007 of Lyondell Chemical Company (“Lyondell Chemical”) and Basell AF S.C.A. (“Basell”), which created one of the world’s largest private petrochemical companies with significant worldwide scale and leading product positions.

Our executive offices are located at Weena 737, 3013 AM Rotterdam, The Netherlands. Our telephone number is 31-10-713-62-59 and our internet address is www.lyondellbasell.com.

RISK FACTORS

Before investing in the securities offered hereby, you should carefully consider the following risk factors and all of the other information contained in this prospectus. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected.

Economic downturns and disruptions in financial markets can adversely affect our business and results of operations.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in the businesses and geographic areas in which we sell our products substantially reduce demand for our products and result in decreased sales volumes. Recessionary environments adversely affect our business because demand for our products is reduced, particularly from our customers in industrial markets generally and the automotive and housing industries specifically.

Moreover, many of our customers and suppliers rely on access to credit to adequately fund their operations. Disruptions in financial markets and economic slowdown can adversely impact the ability of our customers to finance the purchase of our products as well as the creditworthiness of those customers. These same factors may also impact the ability and willingness of suppliers to provide us with raw materials for our business.

The cyclicality and volatility of the industries in which we participate may cause significant fluctuations in our operating results.

Our business operations are subject to the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries. Our future operating results are expected to continue to be affected by this cyclicality and volatility. The chemical and refining industries historically have experienced alternating periods of capacity shortages, causing prices and profit margins to increase, followed by periods of excess capacity, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins.

In addition to changes in the supply and demand for products, changes in energy prices and other worldwide economic conditions can cause volatility. These factors result in significant fluctuations in profits and cash flow from period to period and over business cycles.

In addition, new capacity additions, especially in Asia and the Middle East, are expected to lead to a period of oversupply and lower profitability. The timing and extent of any changes to currently prevailing market conditions is uncertain and supply and demand may be unbalanced at any time. As a consequence, we are unable to accurately predict the extent or duration of future industry cycles or their effect on our business, financial condition or results of operations. We can give no assurances as to any predictions we may make with respect to the timing, extent or duration of future industry cycles.

Costs and limitations on supply of raw materials and energy may result in increased operating expenses.

The costs of raw materials and energy represent a substantial portion of our operating expenses. Energy costs generally follow price trends of crude oil and natural gas. These price trends may be highly volatile and cyclical. In the past, raw material and energy costs have experienced significant fluctuations that adversely affected our business segments’ results of operations. Moreover, fluctuations in currency exchange rates can add to this volatility.

We are not always able to pass raw material and energy cost increases on to our customers. When we do have the ability to pass on the cost increases, we are not always able to do so quickly enough to avoid adverse impacts on our results of operations.

Cost increases also may increase working capital needs, which could reduce our liquidity and cash flow. Even if we increase our sales prices to reflect rising raw material and energy costs, demand for products may decrease as customers reduce their consumption or use substitute products, which may have an adverse impact on our results of operations. In addition, producers in natural gas cost-advantaged regions, such as the Middle East, benefit from the lower prices of natural gas and NGLs. Competition from producers in these regions may cause us to reduce exports from North America and Europe. Any such reductions may increase competition for product sales within North America and Europe, which can result in lower margins in those regions. Additionally, there are a limited number of suppliers for some of our raw materials and utilities and, in some cases, the supplies are specific to the particular geographic region in which a facility is located.

It is also common in the chemical and refining industries for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may limit our negotiating power, particularly in the case of rising raw material costs. Any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements.

If our raw material or utility supplies were disrupted, our businesses may incur increased costs to procure alternative supplies or incur excessive downtime, which would have a direct negative impact on plant operations. For example, hurricanes have in the past negatively affected crude oil and natural gas supplies, as well as supplies of other raw materials, utilities (such as electricity and steam), and industrial gases, contributing to increases in operating costs and, in some cases, disrupting production. In addition, hurricane-related disruption of vessel, barge, rail, truck and pipeline traffic in the U.S. Gulf Coast area would negatively affect shipments of raw materials and product.

In addition, with increased volatility in raw material costs, our suppliers could impose more onerous terms on us, resulting in shorter payment cycles and increasing our working capital requirements.

We sell products in highly competitive global markets and face significant price pressures.

We sell our products in highly competitive global markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and, to a lesser extent, on product performance, product quality, product deliverability, reliability of supply and customer service. Generally, we are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers.

In addition, we face increased competition from companies that may have greater financial resources and different cost structures or strategic goals than us. These include large integrated oil companies (many of which also have chemical businesses), government-owned businesses, and companies that receive subsidies or other government incentives to produce certain products in a specified geographic region. Increased competition from these companies, especially in our olefin and refining businesses, could limit our ability to increase product sales prices in response to raw material and other cost increases, or could cause us to reduce product sales prices to compete effectively, which could reduce our profitability. Competitors that have greater financial resources than us may be able to invest significant capital into their businesses, including expenditures for research and development.

In addition, specialty products we produce may become commoditized over time. Increased competition could result in lower prices or lower sales volumes, which would have a negative impact on our results of operations.

Our ability to source raw materials, including crude oil, may be adversely affected by political instability, civil disturbances or other governmental actions.

We obtain a substantial portion of our principal raw materials from sources in North Africa, the Middle East, and South America that may be less politically stable than other areas in which we conduct business, such as Europe or the US.

Recently, increased incidents of civil unrest, including demonstrations which have been marked by violence, have occurred in some countries in North Africa and the Middle East. Some political regimes in these countries are threatened or have changed as a result of such unrest. Political instability and civil unrest could continue to spread in the region and involve other areas. Such unrest, if it continues to spread or grow in intensity, could lead to civil wars, regional conflict, or regime changes resulting in governments that are hostile to countries in which we conduct substantial business, such as Europe, the US, or their respective allies.

We source a large portion of our crude oil from Venezuela. From time to time in the past, the Venezuelan national oil company, PDVSA, has declared itself in a force majeure situation and reduced deliveries of crude oil purportedly based on announced OPEC production cuts. It is impossible to predict how possible changes in governmental policies may affect our sourcing. Any significant reduction in Venezuelan crude oil supplies could negatively impact our ability to procure crude oil, from Venezuela or other sources, on economically advantageous terms. Political instability, civil disturbances and actions by governments in North Africa, the Middle East or South America are likely to substantially increase the price and decrease the supply of feedstocks necessary for our operations, which will have a material adverse effect on our results of operations.

Interruptions of operations at our facilities may result in liabilities or lower operating results.

We own and operate large-scale facilities. Our operating results are dependent on the continued operation of our various production facilities and the ability to complete construction and maintenance projects on schedule. Interruptions at our facilities may materially reduce the productivity and profitability of a particular manufacturing facility, or our business as a whole, during and after the period of such operational difficulties. In the past, we had to shut down plants on the U.S. Gulf Coast, including the temporary shutdown of the Houston Refinery, as a result of hurricanes striking the Texas coast.

In addition, because the Houston Refinery is our only North American refining operation, an outage at the refinery could have a particularly negative impact on our operating results. Unlike our chemical and polymer production facilities, which may have sufficient excess capacity to mitigate the negative impact of lost production at other facilities, we do not have the ability to increase refining production elsewhere in the U.S.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These potential hazards include:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtimes;

•	supplier disruptions;

•	labor shortages or other labor difficulties;

•	transportation interruptions;

•	remediation complications;

•	chemical and oil spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	terrorist acts.

Some of these hazards may cause severe damage to or destruction of property and equipment and may result in suspension of operations or the shutdown of affected facilities.

Our operations are subject to risks inherent in chemical and refining businesses, and we could be subject to liabilities for which we are not fully insured or that are not otherwise mitigated.

We maintain property, business interruption, product, general liability, casualty and other types of insurance, including pollution and legal liability, that we believe are in accordance with customary industry practices. However, we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters, war risks or terrorist acts. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Further, because a part of our business involves licensing polyolefin process technology, our licensees are exposed to similar risks involved in the manufacture and marketing of polyolefins. Hazardous incidents involving our licensees, if they do result or are perceived to result from use of our technologies, may harm our reputation, threaten our relationships with other licensees and/or lead to customer attrition and financial losses. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. As a result, our financial condition and results of operation would be adversely affected, and other companies with competing technologies may have the opportunity to secure a competitive advantage.

Certain activities related to a former project raise compliance issues under U.S. law.

We have identified an agreement related to a former project in Kazakhstan under which a payment was made in late 2008 that raises compliance concerns under the U.S. Foreign Corrupt Practices Act (the “FCPA”). We have engaged outside counsel to investigate these activities, under the oversight of a special committee established by the Supervisory Board, and to evaluate internal controls and compliance policies and procedures. We made a voluntary disclosure of these matters to the U.S. Department of Justice in late 2009 and are cooperating fully with that agency. In this respect, we may not have conducted our business in compliance with the FCPA and may not have had policies and procedures in place adequate to ensure compliance. We cannot reasonably estimate any potential penalty that may arise from these matters. We have adopted and are implementing more stringent policies and procedures designed to ensure compliance. We cannot predict the ultimate outcome of these matters at this time since our investigations are ongoing. Violations of these laws could result in criminal and civil liabilities and other forms of relief that could be material to us.

Our non-U.S. operations conduct business in countries subject to U.S. economic sanctions and certain activities raise compliance issues under U.S. law.

Certain of our non-U.S. subsidiaries conduct business in countries subject to U.S. economic sanctions, including Iran. U.S. and EU laws and regulations prohibit certain persons from engaging in business activities, in whole or in part, with sanctioned countries, organizations and individuals.

We have and continue to adopt more significant compliance policies and procedures to ensure compliance with all applicable sanctions laws and regulations. In connection with our continuing review of compliance risks in this area, we made a voluntary disclosure of certain matters to the U.S. Treasury Department and intend to continue cooperating fully with that agency. We cannot at this point in time predict the outcome of this matter because our investigation is ongoing, but there is a risk that we could be subject to civil and criminal penalties.

We have made the decision to terminate all business by the Company and its direct and indirect subsidiaries with the government, entities and individuals in Iran, Syria and Sudan. We have notified our counterparties in these countries of our decision and may be subject to legal actions to enforce agreements with the counterparties. These activities present a potential risk that could subject the Company to private legal proceedings that could be material to us. At this time, we cannot predict the outcome because our withdrawal activities are ongoing.

Our operations could be adversely affected by labor relations.

The vast majority of our employees located in Europe and South America are represented by labor unions and work councils. Approximately 900 of our employees located in North America are represented by labor unions. Of the North American employees, approximately 50% include our employees that are covered by a collective bargaining agreement between Houston Refining LP and the United Steelworkers Union, which expires on January 31, 2012.

Our operations have been in the past, and may be in the future, significantly and adversely affected by strikes, work stoppages and other labor disputes.

We cannot predict with certainty the extent of future costs under environmental, health and safety and other laws and regulations, and cannot guarantee they will not be material.

We may face liability arising out of the normal course of business, including alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our current or former facilities or chemicals that we manufacture, handle or own. In addition, because our products are components of a variety of other end-use products, we, along with other members of the chemical industry, are subject to potential claims related to those end-use products. Any substantial increase in the success of these types of claims could negatively affect our operating results.

We (together with the industries in which we operate) are subject to extensive national, regional, state and local environmental laws, regulations, directives, rules and ordinances concerning

•	emissions to the air,

•	discharges onto land or surface waters or into groundwater; and

•	the generation, handling, storage, transportation, treatment, disposal and remediation of hazardous substances and waste materials.

Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, some of these laws and regulations require us to meet specific financial responsibility requirements. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows.

Although we have compliance programs and other processes intended to ensure compliance with all such regulations, we are subject to the risk that our compliance with such regulations could be challenged. Non-compliance with certain of these regulations could result in the incurrence of additional costs, penalties or assessments that could be material.

Our industry is subject to extensive government regulation, and existing or future regulations may restrict our operations, increase our costs of operations or require us to make additional capital expenditures.

Compliance with regulatory requirements could result in higher operating costs, such as regulatory requirements relating to emissions, the security of our facilities, and the transportation, export or registration of our products. We generally expect that regulatory controls worldwide will become increasingly more demanding, but cannot accurately predict future developments. Increasingly strict environmental laws and inspection and enforcement policies, could affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Stricter environmental, safety and health laws, regulations and enforcement policies could result in increased operating costs. Additionally, we are required to have permits for our businesses and are subject to licensing regulations. These permits and licenses are subject to renewal, modification and in some circumstances, revocation. Further, the permits and licenses are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

We may incur substantial costs to comply with climate change legislation and regulatory initiatives.

There has been a broad range of proposed or promulgated state, national and international laws focusing on greenhouse gas (“GHG”) reduction. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws in this field continue to evolve and, while they are likely to be increasingly widespread and stringent, at this stage it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation. Within the framework of EU emissions trading, we were allocated certain allowances of carbon dioxide per year for the affected plants of our European sites for the 2005 to 2007 period. For the second trading period (2008 to 2012), a number of our plants are included in the Europe-wide trading system. We expect to incur additional costs as a result of the existing emissions trading scheme and could incur additional costs in relation to any future carbon or other greenhouse gas emission trading schemes. The costs could be higher to the extent that we decide to sell credits that we need in the future.

In the U.S., the Environmental Protection Agency (the “EPA”) has promulgated federal GHG regulations under the Clean Air Act affecting certain sources. The EPA has issued mandatory GHG reporting requirements which could lead to further obligations. The recent EPA action could be a precursor to further federal regulation of carbon dioxide emissions and other greenhouse gases, and may affect the outcome of other climate change lawsuits pending in United States federal courts in a manner unfavorable to our industry. In any event, additional regulation is likely to be forthcoming at the United States federal level or the state level with respect to GHG emissions, and such regulation could result in the creation of additional costs in the form of taxes or required acquisition or trading of emission allowances.

Compliance with these or other changes in laws, regulations and obligations that create a GHG emissions trading scheme or GHG reduction policies generally could significantly increase our costs or reduce demand for products we produce. Depending on the nature of potential regulations and legislation, any future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business and results of operations.

Legislation and regulatory initiatives could lead to a decrease in demand for our products.

New or revised governmental regulations and independent studies relating to the effect of our products on health, safety and the environment may affect demand for our products and the cost of producing our products. Initiatives by governments and private interest groups will potentially require increased toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. For example, in the United States, the National Toxicology Program (“NTP”) is a federal interagency program that seeks to identify and select for study chemicals and other substances to evaluate potential human health hazards. In the European Commission, REACh is regulation designed to identify the intrinsic properties of chemical substances, assess hazards and risks of the substances, and identify and implement the risk management measures to protect humans and the environment.

Assessments by the NTP, REACh or similar programs or regulations in other jurisdictions may result in heightened concerns about the chemicals we use or produce and may result in additional requirements being placed on the production, handling, labeling or use of those chemicals. Such concerns and additional requirements could also increase the cost incurred by our customers to use our chemical products and otherwise limit the use of these products, which could lead to a decrease in demand for these products. Such a decrease in demand could have an adverse impact on our business and results of operations.

We operate internationally and are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to international operations.

We operate internationally and are subject to the risks of doing business on a global level, including fluctuations in currency exchange rates, transportation delays and interruptions, war, terrorist activities, epidemics, pandemics, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest and current and changing regulatory environments. Recent demonstrations and popular unrest in portions of the Middle East are examples of these events.

These events could reduce the demand for our products, decrease the prices at which we can sell our products, disrupt production or other operations, require substantial capital and other costs to comply, and/or increase security costs or insurance premiums, all of which could reduce our operating results. In addition, we obtain a substantial portion of our principal raw materials from international sources that are subject to these same risks. Our compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject could be challenged. Furthermore, these laws may be modified, the result of which may be to prevent or limit subsidiaries from transferring cash to us.

Furthermore, we are subject to certain existing, and may be subject to possible future, laws that limit or may limit our activities while some of our competitors may not be subject to such laws, which may adversely affect our competitiveness.

In addition, we generate revenues from export sales and operations that may be denominated in currencies other than the relevant functional currency. Exchange rates between these currencies and functional currencies in recent years have fluctuated significantly and may do so in the future. Future events, which may significantly increase or decrease the risk of future movement in currencies in which we conduct our business, cannot be predicted. We also may hedge certain revenues and costs using derivative instruments to minimize the impact of changes in the exchange rates of those currencies compared to the respective functional currencies. It is possible that fluctuations in exchange rates will result in reduced operating results.

Significant changes in pension fund investment performance or assumptions relating to pension costs may adversely affect the valuation of pension obligations, the funded status of pension plans, and our pension cost.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets may result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Any change in key actuarial assumptions, such as the discount rate, would impact the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following fiscal years.

Certain of our current pension plans are underfunded. As of December 31, 2010, our pension plans were underfunded by $1,173 million. Any declines in the fair values of the pension plans assets could require additional payments by us in order to maintain specified funding levels.

Our pension plans are subject to legislative and regulatory requirements of applicable jurisdictions, which could include, under certain circumstances, local governmental authority to terminate the plan.

We may be required to record material charges against our earnings due to any number of events that could cause impairments to our assets.

We may be required to reduce production at or idle facilities for extended periods of time or exit certain businesses as a result of the cyclical nature of our industry. Specifically, oversupplies of or lack of demand for particular products or high raw material prices may cause us to reduce production. We may choose to reduce production at certain facilities because we have off-take arrangements at other facilities, which makes any reductions or idling unavailable at those facilities. Any decision to permanently close facilities or exit a business likely would result in impairment and other charges to earnings.

Temporary outages at our facilities can last for several quarters and sometimes longer. These outages could cause us to incur significant costs, including the expenses of maintaining and restarting these facilities.

In addition, even though we may reduce production at facilities, we may be required to continue to purchase or pay for utilities or raw materials under take-or-pay supply agreements.

Many of our businesses depend on our intellectual property. Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to do so could reduce our ability to maintain our competitiveness and margins.

We have a significant worldwide patent portfolio of issued and pending patents. These patents, together with proprietary technical know-how, are significant to our competitive position, particularly with regard to PO, performance chemicals, petrochemicals, and polymers, including process technologies such as Spheripol, Spherizone, Hostalen, Spherilene, Lupotech T and Lupotech G and Avant catalyst family technology rights. We rely on the patent, copyright and trade secret laws of the countries in which we operate to protect our investment in research and development, manufacturing and marketing. However, we may be unable to prevent third parties from using our intellectual property without authorization. Proceedings to protect these rights could be costly, and we may not prevail.

The protection afforded by patents varies from country to country and depends upon the type of patent and its scope of coverage. While a presumption of validity exists with respect to patents issued to us, our patents may be challenged, invalidated, circumvented or rendered unenforceable. As patents expire, the products and processes described and claimed under those patents become generally available for use by competitors.

Our continued growth strategy may bring us to regions of the world where intellectual property protection may be limited and difficult to enforce. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. Moreover, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could result in significantly lower revenues, reduced profit margins or loss of market share.

We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached, may not provide meaningful protection or adequate remedies may not be available. Additionally, others could obtain knowledge of our trade secrets through independent development or other access by legal or illegal means.

The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could result in significantly lower revenues, reduced profit margins and cash flows and/or loss of market share. We also may be subject to claims that our technology, patents or other intellectual property infringes on a third party’s intellectual property rights. Unfavorable resolution of these claims could result in restrictions on our ability to deliver the related service or in a settlement that could be material to us.

We may not be able to fully or successfully implement our ongoing plans to improve and globally integrate our business processes and functions.

We continue to seek ways to drive greater productivity, flexibility and cost savings. In particular, we are working towards the improvement and global integration of our business processes and functions. As part of these efforts, we have been centralizing certain functions within the Company, implementing new information technology, and integrating our existing information technology systems.

Our ongoing implementation of organizational improvements is made more difficult by our need to coordinate geographically dispersed operations. Inabilities and delays in implementing improvements can negatively affect our ability to realize projected or expected cost savings. In addition, the process of organizational improvements may cause interruptions of, or loss of momentum in, the activities of the Company’s businesses. It may also result in the loss of personnel or other labor issues. These issues, as well as any information technology systems failures, also could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations.

Shared control or lack of control of joint ventures may delay decisions or actions regarding the joint ventures.

A portion of our operations are conducted through joint ventures, where control may be exercised by or shared with unaffiliated third parties. We cannot control the actions of our joint venture partners, including any nonperformance, default or bankruptcy of joint venture partners. The joint ventures that we do not control may also lack adequate internal controls systems.

In the event that any of our joint venture partners do not observe their obligations, it is possible that the affected joint venture would not be able to operate in accordance with our business plans. As a result, we could be required to increase our level of commitment in order to give effect to such plans. Differences in views among the joint venture participants also may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations.

Litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

We are involved in civil litigation in the ordinary course of our business and from time-to-time are involved in governmental proceedings relating to the conduct of our business. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our liquidity and earnings.

Our capital requirements could limit or cause us to change our growth and development plans.

At June 30, 2011, we have approximately $5.9 billion of total consolidated debt. Our debt and the limitations imposed on us by our financing arrangements could:

•	require us to dedicate a substantial portion, or all, of our cash flow from operations to payments of principal and interest on our debt;

•	make us more vulnerable during downturns , which could limit our ability to take advantage of significant business opportunities and react to changes in our business and in market or industry conditions; and

•	put us at a competitive disadvantage relative to competitors that have less debt.

If our cash flow from operations and capital resources were reduced, we may be forced to reduce or delay investments and capital expenditures or other planned uses of our cash due to our substantial debt service obligations. We could choose to sell assets, seek additional capital or restructure or refinance our indebtedness, but there can be no assurances that we would be able to do so on terms we deem acceptable, if at all. Additionally, our debt instruments may limit our ability to effect such actions.

Our debt or other financing arrangements contain a number of restrictive covenants that impose operating and financial restrictions on us. There also is a minimum fixed charge coverage ratio contained in our U.S. ABL Facility that is applicable if availability under the facility falls below certain levels. We currently are in compliance with all of our restrictive and financial covenants; however, the ability to meet financial requirements can be affected by events beyond our control and, over time, these covenants may not be satisfied.

A breach of covenants of or the failure to pay principal and interest when due under our debt or other financing could result in a default or cross-default under all or some of those instruments. Any such default could result in an acceleration of all amounts outstanding under all facilities, and could relieve counterparties of their obligations to fund or otherwise make advances. Without waivers from the parties to our financing arrangements, any such default would have a material adverse effect on our ability to continue to operate.

The selling shareholders own a substantial portion of our shares, and their interests in LyondellBasell Industries N.V. may conflict with other stakeholders’ interests.

The selling shareholders collectively own approximately 48% of our outstanding ordinary shares. Under Dutch law, there are no quorum requirements for shareholder voting and most matters are approved or adopted by a majority of votes cast. As a result, as long as these shareholders or any other substantial shareholder own, directly or indirectly, a substantial portion of our outstanding shares, they will be able to significantly influence all matters requiring shareholder approval, including amendments to our Articles of Association, the election of directors, significant corporate transactions, dividend payments and other matters. These shareholders may have interests that conflict with other shareholders and actions may be taken that other shareholders do not view as beneficial.

Additionally, each of these three shareholders is party to a nomination agreement that entitles the shareholder cause our Supervisory Board to nominate for election members to our Supervisory Board for so long as the shareholder owns specified percentages of our ordinary shares.

We are subject to Dutch law and the rights of our ordinary shareholders may be different from those rights associated with companies governed by other laws.

As a result of being organized under the laws of The Netherlands, our corporate structure as well as the rights and obligations of our ordinary shareholders may be different from the rights and obligations of shareholders in companies incorporated in other jurisdictions. Resolutions of the general meeting of shareholders may be taken with majorities different from the majorities required for adoption of equivalent resolutions in, for example, Delaware companies. Additionally, like other Dutch companies, our articles of association and our board charter contain control-enhancing rights that may have the effect of preventing, discouraging or delaying a change of control.

If we were classified as a controlled foreign corporation, any 10% U.S. shareholders may be responsible for U.S. income taxes on a pro-rata share of our income.

If the sum of the percentage ownership held by all of our 10% U.S. shareholders (as determined under the Internal Revenue Code of 1986, as amended (“IRC”)) exceeds 50% of our ordinary shares, we would be classified as a controlled foreign corporation for U.S. federal income tax purposes. In the event such a classification were made, all 10% U.S. shareholders would be subject to taxation under Subpart F of the IRC, which could require such 10% U.S. shareholders to pay U.S. federal income taxes on a pro rata portion of our income, even in the absence of any distribution of such income.

Based on information currently available to us, we do not believe we are a controlled foreign corporation at this time.

U.S. anti-inversion rules may apply to LyondellBasell Industries N.V. resulting in certain adverse U.S. federal income tax consequences.

The United States Internal Revenue Service (“IRS”) could seek to apply Section 7874 of the IRC to treat LyondellBasell Industries N.V. as a U.S. corporation for U.S. federal income tax purposes or, alternatively, it could seek to impose U.S. federal income tax on certain income of our U.S. subsidiaries. Such an application would be based upon the value of stock issued in our emergence from Chapter 11 that the former creditors and shareholders of our top U.S. holding company and its direct and indirect subsidiaries received by reason of holding claims against those entities.

Treatment as a U.S. corporation could result in significantly increased U.S. federal income tax liability to us. Application of the alternative could impose U.S. federal income tax on our U.S. subsidiaries.

Although no assurance can be given that the IRS would not take a contrary position regarding Section 7874’s application or that such position, if asserted, would not be sustained, we believe that the stock issued in connection with our emergence from the Bankruptcy Cases that is attributable to the value of the claims against our companies outside the U.S. Group makes a Section 7874 inapplicable to us. In addition, we believe that strong arguments can be made that Section 7874 should not in any event apply to us because of the substantial business activities that we and our affiliates conduct and have historically conducted in The Netherlands.

USE OF PROCEEDS

We are registering the resale of our ordinary shares pursuant to registration rights granted to the selling shareholders in the Registration Rights Agreement dated April 30, 2010 and filed herewith as Exhibit 4.7. We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders named in this prospectus. All proceeds from the sale of the ordinary shares will be paid directly to the selling shareholders.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 274,048,396 ordinary shares by selling shareholders. When we refer to “selling shareholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors-in-interest and others who later come to hold any of the selling shareholders’ interests in our ordinary shares other than through public sale. The ordinary shares offered by the selling shareholders may be “restricted” securities under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to freely sell their ordinary shares. The registration of such ordinary shares does not necessarily mean, however, that any of these ordinary shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their ordinary shares in over-the-counter market or privately negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See “Plan of Distribution.”

In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time, the ordinary shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), after the date on which they provided the information set forth below. The following table sets forth information as of April 14, 2011, regarding the selling shareholders’ beneficial ownership of ordinary shares. The selling shareholders acquired the shares being registered in connection with our emergence from bankruptcy proceedings and in market and privately negotiated transactions not involving us. A substantial majority of our issued and outstanding shares were issued on April 30, 2010 in exchange for certain claims against our predecessor in the chapter 11 bankruptcy proceedings and in a rights offering. Specifically, we issued 300 million shares in exchange for certain claims and issued an additional 263,901,979 shares in a rights offering, which gave certain claim holders the right to subscribe to purchase shares at an offering price of $10.61 per share. An additional 4,402,949 shares have been issued under our Long Term Incentive Plan and upon exercise of outstanding warrants.

Access Industries is a privately held U.S. industrial group with holdings primarily in natural resources and chemicals, media and telecommunications and real estate (“Access”). Access’ affiliates acquired 11,556,499 of our shares in the rights offering and have acquired an additional 78,886,867 of the shares being registered for resale in market or privately negotiated transactions that did not involve us. Access, through its ownership of Basell AF, was the owner of LyondellBasell AF S.C.A., the predecessor of the Company, from December 2007 until its emergence from chapter 11 bankruptcy proceedings. Len Blavatnik, an individual whose principal occupation is Chairman of Access Industries, may be deemed to be the beneficial owner of the shares offered by Access, although Mr. Blavatnik disclaims any beneficial ownership in the shares, except to the extent of any pecuniary interest therein. Mr. Blavatnik served as the Chairman of the Board of LyondellBasell AF S.C.A. from December 2007 until April 2010.

Apollo Management Holdings, L.P. is the general partner or manager of various Apollo investment managers that, through various affiliated investment managers, manage four of the Apollo investments funds that hold our shares. Apollo Principal Holdings II, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Apollo Principal Holdings III, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Of the shares held by the Apollo investment funds, 67,218,407 shares were acquired in connection with the distributions upon our emergence from bankruptcy, 75,727,608 shares were acquired in the rights offering, and 21,952,350 shares were acquired in market or privately negotiated transactions that did not involve us. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers or directors, as applicable, of the respective general partners of Apollo Management Holdings, L.P., of Apollo Principal Holdings II, L.P. and Apollo Principal Holdings III, L.P. Mr. Harris is a member of our Supervisory Board of Directors. Each of Apollo Management Holdings, L.P. and its affiliated investment managers, Apollo Principal Holdings II, L.P. and its affiliated investment advisors, Apollo Principal Holdings III, L.P. and its affiliated investment advisors, and Messrs. Black, Harris and Rowan disclaim beneficial ownership in the shares held by the Apollo investment funds, except to the extent of any pecuniary interest therein. From time to time, we refer to “Apollo” in this prospectus. When we refer to Apollo, we mean, collectively, Apollo Global Management LLC and its subsidiaries including Apollo Management Holdings, L.P., and affiliated investment funds.

The other selling shareholders named in the table include funds under the management of Ares Management LLC, who acquired an aggregate of 36,894,999 shares on April 30, 2010 in the emergence distributions and sold an aggregate of 16,074,934 shares and acquired 658,412 warrants to purchase shares in open market and privately negotiated transactions. Ares Management is indirectly controlled by Ares Partners Management Company LLC, which, in turn, is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee expressly disclaims beneficial ownership of such shares.

We and the selling shareholders are party to nomination agreements that allow them to select individuals for nomination to our Supervisory Board in certain circumstances. For descriptions of the relationships between us and the selling shareholders, see “Description of Securities to be Registered,” “Security Ownership of Certain Beneficial Owners and Management,” and “Directors and Executive Officers.” Additional information about relationships is disclosed under “Related Party Transactions” in our Proxy Statement for the 2011 Annual General Meeting of Shareholders.

				After Offering
	Before Offering				Percentage
	Number of			Shares	of Shares
	Shares	Percentage	Shares	Owned	Owned
	Beneficially	of Shares	Offered	After	After
Name	Owned	Owned(1)	Hereby	Offering(2)	Offering

Access Industries	90,443,366	15.8%	90,443,366	—	—
Apollo Management Holdings, L.P.(3)	164,898,365	28.8%	164,895,924	—	—
Ares Management LLC(4)	18,706,665	3.3%	18,706,665	—	—

*	Less than 1% of issued and outstanding ordinary shares.

(1)	All percentages are based on an aggregate of 573,253,163 shares issued and outstanding on September 1, 2011.

(2)	This table assumes that each selling shareholder will sell all of its ordinary shares during the effectiveness of the registration statement of which this prospectus forms a part. Selling shareholders are not required to sell any of their ordinary shares. See “Plan of Distribution.”

(3)	Apollo Management Holdings, L.P. is the general partner or manager of various Apollo investment managers that manage four of the Apollo investment funds which hold our ordinary shares. Each of Apollo

Principal Holdings II, L.P. and Apollo Principal Holdings III, L.P. is the general partner or manager of various Apollo investment advisors that, individually through various affiliated investment advisors, provide investment advisor services to, respectively, one of the other Apollo investment funds that hold our shares. The total number of ordinary shares being offered by the Apollo investment funds includes ordinary shares held by the following record owners: 79,237,329 ordinary shares held by LeverageSource Holdings Series III (Lux) S.À.R.L., 3,383,080 ordinary shares held by ACLF/Lyondell S.À.R.L., 3,102,004 ordinary shares held by ACLF Co-Invest/Lyondell S.À.R.L., 560,960 ordinary shares held by AIE Eurolux S.À.R.L. and 78,614,992 ordinary shares held by LeverageSource XI S.À.R.L.

(4)	Ares Management directly or indirectly manages certain investment vehicles that hold our ordinary shares. The total number of ordinary shares being offered by such entities includes ordinary shares held by the following record owners (the “Ares Recordholders”): 8,452,197 shares held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), 7,175,977 shares held by Ares SPC Holdings, L.P. 173,047 shares held by Ares SPC Luxembourg S.à.r.l., 891,848 shares and warrants to purchase 332,249 shares held by Ares Special Situations Fund, L.P., 458,575 shares and warrants to purchase 326,123 shares held by Ares Special Situations Fund, I-B L.P., 462,266 shares held by Future Fund Board of Guardians, 200,000 shares held by Ares Enhanced Credit Opportunities Fund Ltd., 79,971 shares held by SEI Institutional Investments Trust — High Yield Bond Fund, 64,162 shares held by SEI Institutional Managed Trust — High Yield Bond Fund, 78,289 shares held by Ares Strategic Investment Partners Ltd. and 11,921 shares held by SEI Global Master Fund plc.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or quoted or in private transactions. The selling shareholders may sell the ordinary shares being offered here by at various times to underwriters, for resale to the public or to Institutional Investors, directly to Institutional Investors or through agents to the public or to Institutional Investors. This prospectus may also be used by broker-dealers or other transferees who borrow or purchase the securities to settle or close out short sales of securities. These sales may be at fixed or negotiated prices. Selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any proceeds from sales of ordinary shares by the selling shareholders. The selling shareholders may also use any one or more of the following methods when selling ordinary shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	transactions involving cross trades;

•	distribution by any selling shareholder to its partners, members or shareholders;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed price or prices at market prices prevailing or at the time of sale;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions including, entering into derivative or hedging transactions with third parties;

•	sales to cover short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC;

•	agreement with broker-dealers to sell a specified number of ordinary shares at fixed prices, prevailing market prices at the time of sale, prices related to prevailing market prices, varying prices determined at the time of sale or negotiated prices;

•	the writing or settlement of options or other hedging transactions, including without limitation, derivative securities, warrants, exchangeable securities and forward delivery contracts whether through an options exchange or otherwise;

•	other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may offer ordinary shares in one or more offerings pursuant to one or more supplements to this prospectus, if required by applicable law, and any such supplement will set forth the terms of the relevant offering to the extent required. To the extant the ordinary shares pursuant to a supplement remain unsold, the selling shareholders may offer those ordinary shares on different terms pursuant to another supplement.

The selling shareholders may also sell ordinary shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The ordinary shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of ordinary shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Each selling shareholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of ordinary shares to be made directly or through broker-dealers or other agents.

The selling shareholders may have pledged, and may from time to time pledge or grant a security interest in, some or all of the ordinary shares owned by them. If the selling shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. In addition, upon notification to us in writing by a selling shareholder that a donee or pledge intends to sell more than 500 ordinary shares, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

If we are notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ordinary shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of ordinary shares involved, (iii) the price at which such the ordinary shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information contained in this prospectus, and (vi) other facts material to the transaction. The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of ordinary shares will be paid by the selling shareholder and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the ordinary shares subject to the registration statement of which this prospectus forms a part in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such ordinary shares, such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such ordinary shares.

There can be no assurance that the selling shareholders will sell any or all of the ordinary shares registered pursuant to the registration statement of which this prospectus forms a part.

To comply with the securities laws of certain jurisdictions, if applicable, the ordinary shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

If a selling shareholder uses this prospectus for any sale of ordinary shares, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective ordinary shares under the registration statement of which this prospectus forms a part.

With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of any of the ordinary shares by, selling shareholders, affiliated purchasers and any broker-dealer or other person who participates in a distribution of the ordinary shares. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the securities offered by this prospectus.

We are required to pay all fees and expenses incident to the registration of the ordinary shares, but we will not receive any proceeds from the sale of the ordinary shares by or on behalf of the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

The following descriptions are summaries of material terms of our ordinary shares, with a par value of four eurocents (€0.04) each, our Articles of Association and Dutch law. The full text of our current Articles of Association has been filed with the SEC as an exhibit hereto and is available, in Dutch and English, at our registered office in Rotterdam during regular business hours and will also be available, in Dutch and English, on our website: www.lyondellbasell.com.

Ordinary Shares

Our authorized share capital is fifty-one million euro (€51,000,000), consisting of one billion two hundred seventy five million (1,275,000,000) ordinary shares, each with a par value of four eurocents (€0.04). As of September 1, 2011, there were 573,253,163 shares outstanding.

Prior to December 6, 2010, our authorized capital consisted of one billion (1,000,000,000) Class A ordinary shares and two hundred seventy-five million (275,000,000) Class B ordinary shares, each with a par value of four eurocents (€0.04), and there were both Class A and Class B shares outstanding. Our Articles of Association provided that on the first date on which the closing price of our Class B shares was greater that $21.22 for forty-five days within any consecutive sixty day period, the Class B shares would automatically convert to Class A shares, as described under “— Conversion of Class B ordinary shares.” This triggering event occurred on December 6, 2010 and as a result, beginning December 7, 2010, there are no Class B shares outstanding and our entire authorized capital consists of ordinary shares without classes.

Voting and Approval Rights

Generally, each shareholder is entitled to one vote for each ordinary share held on every matter submitted to a vote of shareholders, including election of members of the Management Board and Supervisory Board. The Supervisory Board is divided into three classes of approximately equal size. The three classes have initial terms of one, two and three years, respectively, with subsequent terms of three years each. There are no cumulative voting rights. Accordingly, the holders of a majority of voting rights will have the power to elect all members of the Management Board and the Supervisory Board who are standing for election.

Unless otherwise required by our Articles of Association or Dutch law, matters submitted for a vote at a general meeting of shareholders require the approval of a majority of the votes cast at the general meeting. Pursuant to Dutch law and our Articles of Association, both the Supervisory Board and holders of our ordinary shares have the right to approve decisions from the Management Board relating to (i) the transfer of all or substantially all our enterprise by way of a share or asset sale, consolidation or merger or otherwise, (ii) the entering into or termination of a long-lasting commercial relationship that is of essential importance to our business and (iii) the acquisition or disposition of shares or assets with a value of at least one-third of our consolidated asset value.

There are no laws currently in effect in The Netherlands or provisions in our Articles of Association limiting the rights of non-resident investors to hold or vote ordinary shares.

Dividends and Distributions

Pursuant to our Articles of Association, the Management Board, with the approval of the Supervisory Board, may determine to allocate amounts to our reserves up to the amount of our annual profits. Out of our share premium reserve and other reserves available for shareholder distributions under Dutch law, the general meeting of shareholders may declare distributions after a proposal of the Management Board following approval from the Supervisory Board. We cannot pay dividends if the payment would reduce our shareholders’ equity below the aggregate par value of our outstanding ordinary shares, plus reserves (if any) required to be maintained by law. The Management Board, following approval from the Supervisory Board, may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders, in anticipation of the final dividend or final distribution. Rights to dividends and distributions that have not been collected within five years after the date on which they first became due and payable revert to us.

At our 2011 Annual General Meeting, our shareholders approved the payment of a dividend of $0.10 per share in the second quarter of 2011. The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion of our shareholders (in the case of annual dividends), our Management Board and Supervisory Board. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions. There can be no assurance that any dividends or distributions will be declared or paid in the future. Any future cash dividends or distributions will be paid in U.S. dollars.

Shareholder Meetings

Each shareholder and certain other parties designated under Dutch law will be permitted, either personally or through an attorney authorized in writing, to attend the general meeting of shareholders, to address said meetings and to exercise voting rights, subject to certain provisions of Dutch law and our Articles of Association.

Our general meetings of shareholders will be held in The Netherlands at least annually, within six months after the close of each financial year (i.e., in the month of June at the latest). Extraordinary general meetings of shareholders may be held as often as the Management Board and/or the Supervisory Board deems necessary, or as otherwise provided for pursuant to Dutch law. One or more shareholders representing in the aggregate at least 10% of the issued share capital can request the Supervisory Board to convene a general meeting of shareholders. In addition, each of the selling shareholders can require the Supervisory Board to convene a general meeting of shareholders for so long as it hold, together with its affiliates, at least 5% of the issued share capital. In each such case, the Supervisory Board is required to publish a convening notice for such a general meeting of shareholders within four weeks of receipt from such shareholders of (i) a specified agenda for such general meeting of shareholders and, (ii) in the sole discretion of the Supervisory Board, compelling evidence of the number of shares held by such shareholder or shareholders. If such meeting is not held within six weeks of our receipt of such request, the shareholders requesting a meeting may petition a court in The Netherlands for an order directing the holding of such meeting; the court may order the holding of such a meeting if the persons requesting the meeting can demonstrate that they have a sufficient interest in holding a meeting with the agenda requested by them.

One or more shareholders representing solely or jointly at least 1% of the issued share capital or, as long as our shares are admitted to trading on the NYSE, shareholders whose shares represent a value of fifty million euro (€50,000,000.00) or more, can request the Supervisory Board to place a matter on the agenda, provided that the Supervisory Board has received such request at least sixty days prior to the date of the general meeting of shareholders concerned.

Election and Tenure of Directors

The members of our Management Board are charged with managing our day-to-day affairs. The members of our Supervisory Board are charged with the supervision of the policy of the Management Board and of our general course of affairs.

The Supervisory Board shall determine the size of the Management Board, provided that the Management Board shall consist of at least one member. The Supervisory Board shall determine the size of the Supervisory Board; provided that the Supervisory Board shall consist of at least nine members and shall not have more than eleven members unless required in order to comply with (i) our Articles of Association, (ii) the terms of any binding nomination agreement and (iii) applicable law or regulation, including the NYSE listing standards. Access and Apollo have, in the aggregate, selected five individuals for appointment to our Supervisory Board.

Following the appointment of our initial Supervisory Board and Management Board, the general meeting of shareholders will appoint the member(s) of the Management Board upon the nomination of the Supervisory Board and, subject to the terms of any binding nomination agreements, the members of the Supervisory Board; provided that the Supervisory Board itself shall be entitled to appoint up to one-third of the members of the Supervisory Board in accordance with Dutch law, which appointments shall terminate on the date of the next following general meeting of shareholders.

We entered into a binding nomination agreement with each of the selling shareholders pursuant to which we agreed that, following appointment of the initial Supervisory Board, (i) if a selling shareholder, together with its affiliates, owns 18% or more of our outstanding ordinary shares, such shareholder will have the right to nominate three members of the Supervisory Board; (ii) if a selling shareholder, together with its affiliates, owns at least 12% but less than 18% of our outstanding ordinary shares, such shareholder will have the right to nominate two members of the Supervisory Board; and (iii) if a selling shareholder, together with its affiliates, owns at least 5% but less than 12% of our outstanding ordinary shares, such shareholder will have the right to nominate one member of the Supervisory Board. The general meeting of shareholders may render such nomination non-binding by means of a resolution adopted by at least two-thirds of the valid votes cast, representing more than half of the issued capital. We received notice from Ares Management that effective May 12, 2011, its share ownership had fallen below 5%; as a result, Ares’ nomination agreement terminated pursuant to its terms.

The general meeting of shareholders may dismiss, or suspend for a period of up to 3 months, a member of the Management Board or the Supervisory Board by a resolution adopted by at least two-thirds of the votes cast in a meeting where at least half of the issued share capital is represented. If the general meeting of shareholders has suspended a member of the Management Board or the Supervisory Board, the general meeting of shareholders shall within three months after the suspension has taken effect resolve either to dismiss such relevant member, or to terminate or continue the suspension, failing which the suspension shall lapse.

The Supervisory Board is divided into three classes, Class 1, Class 2 and Class 3. Class 1 members served a one-year initial term and stood for election at the 2011 Annual General Meeting, Class 2 members will serve a two-year initial term and stand for election at the annual meeting in 2012 and Class 3 members will serve a three-year initial term and stand for election at the annual meeting in 2013. Thereafter, unless the general meeting of shareholders, on the proposal of the Supervisory Board, determines that a member of the Supervisory Board shall be appointed for a longer period, a member of the Supervisory Board will be appointed for a maximum period of three years. There is no limit to the number of times a member of the Supervisory Board can be reappointed. The term of the initial Management Board will be five years; thereafter, a member will be appointed for a maximum period of four years. There is no limit to the number of times a member of the Management Board can be reappointed.

Subject to our Articles of Association, the Management Board and Supervisory Board may adopt rules and regulations governing the internal proceedings of each such constituency, including rules relating to voting on nominations of directors, board composition and governance.

Issuance of Ordinary Shares/Pre-emptive Rights

Our Articles of Association provide that our Supervisory Board has the authority to issue shares within the limits of up to twenty percent of our authorized share capital from time to time, for a period ending April 30, 2015. The designation of the Supervisory Board as being the body competent to issue shares may, by our Articles of Association or by a resolution of the general meeting of shareholders, be extended each time for a period not exceeding five years.

Under Dutch law and our Articles of Association, every holder of ordinary shares will have a preemptive right in the proportion that the aggregate amount of his ordinary shares bears to the total amount of shares outstanding. The preemptive right may be restricted or excluded by a resolution of the Supervisory Board for so long as the Supervisory Board is the competent body to issue shares. A holder of ordinary shares will not have a preemptive right to shares which are being issued against contribution other than in cash, to ordinary shares which will be issued to our employees or employees of one of our group companies and to ordinary shares which will be issued as a result of merger or demerger.

Conversion of Class B ordinary shares

Our Articles of Association provided that at the earlier of (i) the request of the relevant holder of Class B ordinary shares with respect to the number of Class B ordinary shares specified by such holder (ii) acquisition by us of one or more Class B shares or (iii) upon the first date upon which the closing price per share of the Class B ordinary shares exceeds 200% of $10.61 for at least forty-five trading days within a period of sixty consecutive trading days (provided however, that the closing price per share of the Class B ordinary shares must exceed such threshold on both the first and last day of the sixty day period), each such Class B ordinary share will be converted into one Class A ordinary share. Approximately 74.6 million Class B shares were converted at the request of the relevant holders pursuant to the mechanism described in (i), above. At the close of business on December 6, 2010, the conditions in (iii), above, were met, and all of the remaining Class B shares converted into Class A shares.

Repurchase of Ordinary Shares

The shareholders may delegate to the Management Board the authority, subject to certain restrictions contained in Dutch law and our Articles of Association, to cause us to acquire, for consideration, our own fully paid ordinary shares. Such authorization may not be granted for more than 18 months. In the authorization, the general meeting of shareholders shall determine how many shares or depository receipts thereof may be acquired, the manner in which they may be acquired and between what limits the price for such ordinary shares shall be.

The authorization will not be required for the acquisition of ordinary shares by us in order to transfer these to our employees in accordance with an employee share plan.

Subject to certain exceptions set forth in our Articles of Association, even with the authorization by the general meeting of the shareholders, the Management Board may only acquire our ordinary shares if it acquires shares pro rata on the same terms (including price per share).

Capital Reduction

Upon proposal by the Management Board, following approval from the Supervisory Board, the general meeting of shareholders may reduce our issued share capital by cancellation of ordinary shares held by us, subject to certain statutory provisions. However, if less than one half of the issued share capital is present at the meeting, the general meeting of shareholders may only adopt a resolution for capital reduction with a majority of at least two-thirds of the votes cast.

Amendment of Our Articles of Association

Our Articles of Association may be amended, on the proposal of the Management Board (which has been approved by the Supervisory Board), by a majority of the votes cast at a general meeting of shareholders; provided that such proposal is stated in the notice for the general meeting and a complete copy of the proposed amendment is filed at our office so that it may be inspected prior to and during the meeting.

Description of Certain Provisions of Dutch Law

Dutch law provides certain obligations on companies that are domiciled in The Netherlands and whose shares are admitted to trading on a “regulated market,” as well as on certain shareholders of such company. It is possible that the NYSE may qualify as a regulated market, in which case certain statutory Dutch law obligations would apply to us and to certain of our shareholders.

Disclosure of Information

Yearly and Half-Yearly Information — As a result of the implementation of the EU Directive 2004/109 of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Directive”), if the NYSE is deemed a regulated market, we would be required to make our annual financial report available to the public ultimately four months after the end of each financial year and we should file the annual financial report with the Dutch Authority for the Financial Markets, the “AFM”) within five days after it has been adopted by our general meeting of shareholders. The annual financial information consists of the audited annual accounts, the annual report, a description of the main risks and uncertainties facing us and a statement by persons within LyondellBasell Industries N.V. designated by the latter as the “responsible persons,” indicating (i) that the annual accounts give a fair view of the assets and financial position of LyondellBasell Industries N.V. and, in the case of consolidated accounts, of the enterprises included in the consolidation and (ii) that the annual report gives a fair view of LyondellBasell Industries N.V.’s condition on the balance sheet date, the development of LyondellBasell Industries N.V. and its affiliated companies during the previous financial year and all material risks to which LyondellBasell Industries N.V. is exposed.

We would also need to publish our half-yearly information within two months after the end of the first six months of our financial year. Both the annual and half-yearly financial information must remain publicly available for at least five years.

Interim Management Statements — In addition, we would need to publish an interim management statement in both the first and second half of our financial year at least ten weeks after the start, and no more than six weeks before the end, of the relevant half-year period or alternatively would need to publish quarterly financial statements. These interim management statements should include (i) an explanation of material events and transactions affecting LyondellBasell Industries N.V., the undertakings controlled by it and the consequences thereof for the financial position of LyondellBasell Industries N.V. and the undertakings controlled by LyondellBasell Industries N.V.; and (ii) a general description of the financial position of LyondellBasell Industries N.V. and the undertakings controlled by it.

Changes in the Rights Attached to Our Securities — We would need to make public immediately any changes in the rights attached to our securities (including changes in statutory rights) or to the rights to acquire our securities and send the AFM a copy of such publications.

Mandatory Offer Rules

Following implementation of the Takeover Directive (2004/25/EC), the applicable Dutch Financial Supervision Act (the “FSA”) and the decrees and regulations promulgated thereunder contain provisions regarding the making of a mandatory public offer. These provisions, the basics of which are outlined below, would be applicable to us if the NYSE would be deemed a “regulated market.”

In such case, any person who, solely or acting in concert with others, directly or indirectly, acquires predominant control over a Dutch public limited liability company whose shares (or depositary receipts) are admitted to trading on a regulated market, will be obligated to make a public offer for all shares (and depositary receipts) issued by that company at an equitable price. Predominant control is defined in the FSA as 30% or more of the voting rights in a company’s general meeting of shareholders, generally acquired through 30% of that company’s issued and outstanding shares. A person or group of concert parties that had a controlling interest at the time of the listing of our ordinary shares on the NYSE will be exempt from the obligation to make a mandatory public offer. However, the obligation to make a public offer will apply to such shareholder or group of concert parties if its voting rights decrease below 30% and then again increase to 30% or more. The obligation to make a public offer will expire if the voting rights of the relevant person or group of concert parties decrease below the 30% threshold, either by disposal of shares or otherwise, within 30 days after acquiring control and provided that this shareholder or group of shareholders has not exercised any voting rights on our ordinary shares in this period.

Disclosure of Significant Ownership of Ordinary Shares

If the NYSE is deemed a regulated market, certain of our shareholders may be subject to notification obligations under the FSA. The following description summarizes those obligations. Shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The most important notification requirements for our investors based on the FSA are as follows:

•	any person who, directly or indirectly, acquires or disposes of a capital interest or voting rights in LyondellBasell Industries N.V. must forthwith give written notice to the AFM of such capital interest and/or voting rights. This notification obligation will exist if an acquisition or disposal causes the total percentage of the capital interest and/or voting rights held, to reach, exceed or fall below a certain threshold. These thresholds are 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%;

•	any person whose capital interest or voting rights in LyondellBasell Industries N.V. reaches, exceeds or falls below a threshold due to a change in our outstanding capital or in votes that can be cast on our ordinary shares as notified to the AFM by us, should notify the AFM no later than the fourth trading day after the AFM has published our notification; and

•	any person who’s holding of shares or voting rights in LyondellBasell Industries N.V. is larger than or equal to 5% as of December 31 of any year will be required to notify the AFM of any changes in the composition of this interest annually within four weeks from December 31.

For the purpose of calculating the percentage of capital interest of voting rights, the following interests must be taken into account: (i) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (ii) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement and (iii) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of including, but not limited to, on the basis of convertible bonds). Pursuant to the FSA, LyondellBasell Industries N.V. is required to inform the AFM on changes in its share capital.

U.S. Federal Income Tax Considerations

Considerations Under Section 7874

Although we are incorporated in The Netherlands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes under U.S. Tax Code section 7874, which could result in significant U.S. federal income tax liability to us. Alternatively, the IRS may assert that our U.S. subsidiaries are subject to tax on their inversion gain.

If, in connection with the Bankruptcy Cases, the former creditors and shareholders of our U.S. Group received at least 80% of our stock by reason of holding claims against, and interests in, the U.S. Group and if our expanded affiliated group did not have substantial business activities in The Netherlands, U.S. Tax Code section 7874 would treat us as a U.S. corporation. Alternatively, we would be treated as a foreign corporation for U.S. federal income taxes, but U.S. tax would be imposed on our U.S. subsidiaries’ inversion gain if, in connection with the Bankruptcy Cases, the former creditors and shareholders of our U.S. Group received at least 60%, but less than 80%, of our stock issued in connection with the Bankruptcy Cases by reason of holding such claims or interests and if our expanded affiliated group did not have substantial business activities in The Netherlands. The 80% and 60% calculations are subject to certain adjustments.

We believe that our stock issued or deemed issued in connection with the Bankruptcy Cases that was attributable to the value of our foreign companies that are not directly or indirectly owned by our U.S. Group exceeds 40% of all our stock issued to creditors and shareholders of our U.S. Group. Therefore, we believe that the former creditors and shareholders of our U.S. Group did not receive at least 60% of our stock by reason of such claims and interests, making U.S. Tax Code section 7874 inapplicable to us. In addition, we believe that strong arguments can be made that section 7874 should not apply to us because the expanded affiliated group that includes us should be treated as having substantial business activities in The Netherlands. However, no assurance can be given that the IRS would not take a contrary position regarding section 7874’s application or that such position, if asserted, would not be sustained. The remainder of the discussion below assumes that section 7874 will not apply to us.

Taxation of Distributions on Our Ordinary Shares

We are seeking approval from our shareholders at our 2011 Annual General Meeting of a dividend of $0.10 per share, to be paid in the second quarter of 2011. U.S. holders of our ordinary shares will generally be taxed with respect to such dividends.

Subject to complex limitations, Dutch withholding tax (which, together with the income tax treaty between The Netherlands and the United States, is discussed under “— Dutch Tax Considerations” below) will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against the U.S. federal income tax liability of a U.S. holder. We expect that the ability of U.S. holders to claim the foreign tax credit with respect to our dividends may be subject to significant limitations. In lieu of claiming a credit, U.S. holders may claim a deduction of foreign taxes paid in the taxable year.

Dispositions of Our Ordinary Shares

Subject to the discussion below regarding controlled foreign corporations and the passive foreign investment company rules, U.S. holders of our ordinary shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of our ordinary shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for our ordinary shares exceeds one year. Under current law, long-term capital gain of non-corporate shareholders is subject to tax at a maximum rate of 15% (plus the 3.8% Unearned Income Medicare Contribution tax in taxable years beginning after December 31, 2012, to the extent applicable). There are limitations on the deductibility of capital losses.

Controlled Foreign Corporation Considerations

Each “10% U.S. shareholder” of a foreign corporation, such as us, that is a controlled foreign corporation (“CFC”) for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through foreign entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” and in some cases certain other income, even if such income is not distributed. A foreign corporation is considered a CFC if 10% U.S. shareholders own (directly, indirectly through foreign entities or by attribution by application of the constructive ownership rules of section 958(b) of the U.S. Tax Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. The calculations of percentage ownership for purposes of determining whether a shareholder is a 10% U.S. shareholder and for purposes of determining a shareholder’s pro rata share of any subpart F income and certain other income are not the same. In addition, if we were a CFC at any time, certain gain on the disposition of our ordinary shares by a present or former 10% U.S. shareholder may be subject to treatment as a dividend from us and any 10% U.S. shareholders may be subject to additional reporting requirements.

Passive Foreign Investment Company Considerations

The treatment of U.S. holders of our ordinary shares in some cases could be materially different from that described above if, at any relevant time, we were a passive foreign investment company (a “PFIC”), unless such holder is a 10% U.S. shareholder and we are a CFC. We believe that we have not been a PFIC in any prior taxable year, and we do not expect to be a PFIC in the current taxable year. In addition, we believe that we will not be a PFIC in future years. However, the tests for determining PFIC status are applied annually, and it is difficult accurately to predict future income and assets relevant to this determination. Accordingly, we cannot assure U.S. holders that we will not become a PFIC.

Dutch Tax Considerations

We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law. In general, and unless a reduced rate applies, we must withhold tax (“dividend tax”) at the rate of 15% on dividend distributions with respect to our ordinary shares. Dividends include, without limitation:

•	distributions of profits (including paid-in capital not recognized for dividend tax purposes) in cash or in kind, including deemed and constructive dividends;

•	liquidation distributions and, generally, proceeds realized upon a repurchase of our ordinary shares or upon the transfer of ordinary shares to our direct or indirect subsidiary, in excess of the average paid-in capital recognized for dividend tax purposes;

•	the par value of ordinary shares issued or any increase in the par value of ordinary shares, except where such increase in the par value of ordinary shares is funded out of our paid-in capital recognized for dividend tax purposes; and

•	repayments of paid-in capital recognized for dividend tax purposes up to the amount of our profits (zuivere winst) unless our general meeting of shareholders has resolved in advance that we shall make such repayments and the par value of the ordinary shares concerned has been reduced by a corresponding amount through an amendment of our articles of association.

A holder of ordinary shares which is, is deemed to be, or, in case the holder is an individual, has elected to be treated as, resident in The Netherlands for the relevant tax purposes is generally entitled to credit the dividend tax withheld against such holder’s tax liability on income and capital gains or, in certain cases, to apply for a full refund of the dividend tax withheld.

A holder of ordinary shares which is not, is not deemed to be, and, in case the holder is an individual, has not elected to be treated as, resident in The Netherlands for the relevant tax purposes may be eligible for a partial or full exemption or refund of the dividend tax under an income tax convention in effect between The Netherlands and the holder’s country of residence or under the Dutch rules relating to the implementation of the Parent / Subsidiary Directive as the case may be. Moreover, residents benefitting from the participation exemption with respect to our ordinary shares may be eligible for a full exemption of dividend tax.

Under the double taxation convention in effect between The Netherlands and the U.S. (the “Treaty”), dividends paid by us to certain U.S. corporate shareholders holding directly at least 10% of the voting power in our company are generally eligible for a reduction of the 15% withholding tax to 5%, unless the ordinary shares held by such shareholders are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Under certain circumstances and subject to various conditions, the Treaty provides for a full exemption from dividend tax. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, may also be entitled to a full exemption or refund from dividend tax.

A holder of ordinary shares other than an individual will not be eligible for the benefits of the Treaty if such holder of ordinary shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty. Moreover, under the terms of domestic anti-dividend stripping rules, a recipient of dividends distributed on our ordinary shares will not be entitled to an exemption from, reduction, refund, or credit of dividend tax if the recipient is not the beneficial owner of such dividends within the meaning of such rules.

Generally, any payments of interest and principal by us on debt can be made free of withholding or deduction for any taxes imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

The issuance or transfer of ordinary shares, and payments made with respect to ordinary shares, will not be subject to value added tax in The Netherlands. The subscription, issue, placement, allotment, delivery, transfer or execution of ordinary shares will not be subject to registration tax, capital tax, customs duty, transfer tax, stamp duty, or any other similar tax or duty in The Netherlands.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our shares were listed on the NYSE on October 14, 2010 under the symbol “LYB.” Prior to that time, they were quoted in the Pink OTC Markets, Inc. (the “Pink Sheets”) under the symbol “LALLF.” There was no trading market for our shares prior to April 30, 2010. The high and low prices for our ordinary shares since they were issued are shown in the table below.

	High	Low

2010
April 30 — June 30, 2010	$23.25	$16.15
Third Quarter 2010	$23.95	$14.86
Fourth Quarter 2010	$34.54	$23.71
2011
First Quarter 2011	$41.12	$33.57
Second Quarter 2011	$48.12	$35.84
Third Quarter 2011 (through September 1, 2011)	$41.93	$26.52

On September 1, 2011, the closing price, as reported on the NYSE, of our shares was $33.92.

Holders

As of September 1, 2011, there were approximately 3,500 record holders of our shares, including Cede & Co. as nominee of the Depository Trust Company.

Dividends

At our 2011 Annual General Meeting, shareholders approved the payment of a dividend of $0.10 per share, that was paid in the second quarter of 2011. The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion of our shareholders (in the case of annual dividends), our Management Board and Supervisory Board. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions.

There can be no assurance that any dividends or distributions will be declared or paid in the future.

Securities Authorized for Issuance Under Our Equity Compensation Plans

There are 22 million shares authorized for issuance under the Compensation Plans, as defined below. The shares authorized for issuance under the Compensation Plans include the shares covered by the Emergence Grants, as defined below, as well as shares available for future awards granted pursuant to the Compensation Plans, not to exceed the 22 million.

Equity Compensation Plan Information

As part of the Plan of Reorganization, our 2010 MTI Plan and 2010 LTI Plan (collectively, the “Compensation Plans”) automatically became effective as of the effective date of the Plan of Reorganization. The initial awards to employees and directors (“Emergence Grants”) under the Compensation Plans consisted of an aggregate of (i) approximately $18 million in MTI target awards granted under the 2010 MTI Plan; (ii) stock options and stock appreciation rights in respect of approximately 9 million shares of our ordinary shares granted under the 2010 LTI Plan; and (iii) restricted stock or restricted stock units in respect of approximately 4 million shares granted under the 2010 LTI Plan. The form and terms of all or a portion of the Emergence Grants, including the methodology for allocations of medium-term and long-term awards under the

Compensation Plans, were reviewed and authorized by the Remuneration Committee of the Supervisory Board of LyondellBasell AF and became effective as of the effective date of the Plan of Reorganization without further corporate action.

Awards made under the Compensation Plans more than ninety days after the effective date of the Plan of Reorganization are subject to approval by the Compensation Committee of our Supervisory Board, in accordance with the terms of the Compensation Plans.

Dutch/U.S. Tax Matters

See “Description of Registrant’s Securities to be Registered — U.S. Federal Income Tax Considerations” and “— Dutch Tax Considerations” for a discussion of tax matters under U.S. and Dutch law.

Dutch/U.S. Export/Import Matters

There are no regulatory restrictions on foreign direct investment in The Netherlands. There are no restrictions on foreign ownership of land, or on repatriation of capital and profits.

INTERESTS OF NAMED EXPERTS AND COUNSEL

None.

DESCRIPTION OF BUSINESS

LyondellBasell Industries N.V. was incorporated under Dutch law by deed of incorporation dated October 15, 2009. The Company was formed to serve as the new parent holding company for certain subsidiaries of LyondellBasell AF S.C.A. From January 2009 through April 2010, LyondellBasell AF and 93 of its subsidiaries were debtors in jointly administered bankruptcy cases in U.S. Bankruptcy Court for the Southern District of New York. As of April 30, 2010, the date of emergence from bankruptcy proceedings, LyondellBasell AF’s equity interests in its indirect subsidiaries terminated and LyondellBasell Industries N.V. now owns and operates, directly and indirectly, substantially the same business as LyondellBasell AF owned and operated prior to emergence from the bankruptcy cases, including subsidiaries of LyondellBasell AF that were not involved in the bankruptcy cases.

Our Company is the successor to the combination in December 2007 of Lyondell Chemical Company (“Lyondell Chemical”) and Basell AF S.C.A. (“Basell”), which created one of the world’s largest private petrochemical companies with significant worldwide scale and leading product positions.

We are the world’s third largest independent chemical company based on revenues and an industry leader in many of our product lines. We participate in the full petrochemical value chain, from refining to specialized end uses of petrochemical products, and we believe that our vertically integrated facilities, broad product portfolio, manufacturing flexibility, superior technology base and operational excellence allow us to extract value across the full value chain.

SEGMENTS

As of December 31, 2009, we began reporting our results of operations based on five business segments through which our operations are managed. Our reportable segments include:

•	Olefins and Polyolefins — Americas (“O&P — Americas”). Our O&P — Americas segment produces and markets olefins, including ethylene and ethylene co-products, and polyolefins

•	Olefins and Polyolefins — Europe, Asia, International (“O&P — EAI”). Our O&P — EAI segment produces and markets olefins, including ethylene and ethylene co-products, and polyolefins.

•	Intermediates and Derivatives (“I&D”). Our I&D segment produces and markets propylene oxide (“PO”) and its co-products and derivatives, acetyls, ethylene oxide and its derivatives.

•	Refining & Oxyfuels. Our Refining & Oxyfuels segment refines heavy, high-sulfur crude oil in the U.S. Gulf Coast, refines light and medium weight crude oil in southern France and produces oxyfuels at several of our olefin and PO units.

•	Technology. Our Technology segment develops and licenses polyolefin process technologies and provides associated engineering and other services. Our Technology segment also develops, manufactures and sells polyolefin catalysts. We market our process technologies and our polyolefin catalysts to external customers and use them for our own manufacturing operations.

The following chart sets out our business segments’ key products:

O&P Americas
and
O&P EAI	I&D	Refining & Oxyfuels	Technology

Olefins
  — Ethylene
— Propylene
— Butadiene

Polyolefins
  — Polypropylene (PP)
— Polyethylene (PE)
  — High density
      polyethylene (HDPE)
  — Low density
      polyethylene (LDPE)
  — Linear low density
      polyethylene (LLDPE)
  — Propylene-based
compounds, materials
and alloys
(PP compounds)*
  — Catalloy process resins
  — Polybutene-1 (PB-1)*

Aromatics
  — Benzene
— Toluene

Ethylene derivatives
— Ethanol	Propylene oxide,
co-products and derivatives
  — Propylene oxide (PO)
— Styrene monomer (SM)
— Tertiary butyl alcohol (TBA)
— Isobutylene
— Tertiary butyl
hydro-peroxide (TBHP)
  — Propylene glycol (PG)
— Propylene glycol ethers (PGE)
— Butanediol (BDO)
Acetyls
  — Vinyl acetate monomer (VAM)
— Acetic acid
— Methanol
Ethylene derivatives
  — Ethylene oxide (EO)
— Ethylene glycol (EG)
— Ethylene Glycol Ethers
	Flavor and fragrance chemicals**	Gasoline Ultra low sulfur diesel Jet fuel Lube oils Gasoline blending components — Methyl tertiary butyl ether (MTBE) — Ethyl tertiary butyl ether (ETBE) Alkylate Vacuum Gas Oil (VGO) Light crude oil	PP process technologies — Spheripol — Spherizone — Metocene Polyethylene process technologies — Lupotech — Spherilene — Hostalen Polyolefin catalysts — Avant Selected chemical technologies

*	O&P — EAI only.

**	Through December 2010, when the flavor and fragrance business was sold.

Olefins and Polyolefins Segments Generally

We are a top worldwide producer of ethylene, propylene and PE, and the world’s largest producer of PP and PP compounds. We manage our olefin and polyolefin business in two reportable segments, O&P — Americas and O&P — EAI.

Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for PE and a large number of other chemicals, plastics and synthetics. The production of ethylene results in co-products such as propylene, butadiene and aromatics, which include benzene and toluene. Ethylene and its co-products are fundamental to many segments of the economy, including the production of consumer products, packaging, housing and automotive components and other durable and nondurable goods.

Polyolefins are thermoplastics and comprise approximately two-thirds of worldwide thermoplastics demand. Since their industrial commercialization, thermoplastics have found wide-ranging applications and continue to replace traditional materials such as metal, glass, paper and wood. Our products are used in consumer, automotive and industrial applications ranging from food and beverage packaging to housewares and construction materials. PE is the most widely used thermoplastic, measured on a production capacity basis. We produce HDPE, LDPE, LLDPE and metallocene linear low density polyethylene. PP is the single largest polyolefin product produced worldwide, and we produce homopolymer, impact copolymer, random copolymer and metallocene PP.

We specialize in several specialty product lines: PP compounds; Catalloy process resins; and PB-1, focusing on specialty polyolefins and compounds that offer a wide range of performance characteristics. Typical properties of such specialty polyolefins and compounds include impact-stiffness balance, scratch resistance, soft touch and heat scalability. End uses include automotive and industrial products and materials. PP compounds consist of specialty products produced from blends of polyolefins and additives and are sold mainly to the automotive and home appliances industries.

We are the only manufacturer of Catalloy process resins, which are our proprietary products. The Catalloy process resins business focuses on specialty polyolefins that offer a wide range of performance characteristics. Catalloy process resins compete with a number of other materials, such as other PP resins, flexible PVC, ethylene propylene rubber, acrylonitrile butadiene styrene (“ABS”), polycarbonate, metals and reinforced polyurethanes.

Sales of ethylene accounted for approximately 3% of our total revenues in 2010. Sales of PP accounted for approximately 18% of our total revenues in 2010. Sales of PE (HDPE, LDPE and LLDPE, collectively) accounted for 16% of our total revenues in 2010.

Olefins and Polyolefins — Americas Segment

Overview

Our O&P — Americas segment produces and markets olefins, polyolefins, aromatics, specialty products and ethylene co-products. We are the largest producer of light olefins (ethylene and propylene) and PP and the third largest producer of PE in North America. In addition, we produce significant quantities of specialty products. In 2010, our O&P — Americas segment generated operating revenues of $9.2 billion (excluding inter-segment revenue).

The following table outlines:

•	the primary products of our O&P — Americas segment;

•	annual processing capacity as of December 31, 2010, unless otherwise noted; and

•	the primary uses for those products.

Product	Annual Capacity	Primary Uses

Olefins:
Ethylene	9.6 billion pounds	Ethylene is used as a raw material to manufacture polyethylene, EO, ethanol, ethylene dichloride, styrene and VAM
Propylene	5.5 billion pounds(1)	Propylene is used to produce PP, acrylonitrile and PO
Butadiene	1.1 billion pounds	Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets, paper coatings and engineered plastics

Product	Annual Capacity	Primary Uses

Aromatics:
Benzene	195 million gallons	Benzene is used to produce styrene, phenol and cyclohexane. These products are used in the production of nylon, plastics, synthetic rubber and polystyrene. Polystyrene is used in insulation, packaging and drink cups
Toluene	40 million gallons	Toluene is used as an octane enhancer in gasoline, as a chemical raw material for benzene and/or paraxylene production and as a core ingredient in toluene diisocyanate, a compound used in urethane production
Polyolefins:
PP	4.4 billion pounds(2)	PP is primarily used to manufacture fibers for carpets, rugs and upholstery; housewares; medical products; automotive interior trim, fascia, running boards, battery cases, and bumpers; toys and sporting goods; fishing tackle boxes; and bottle caps and closures
HDPE	3.3 billion pounds	HDPE is used to manufacture grocery, merchandise and trash bags; food containers for items from frozen desserts to margarine; plastic caps and closures; liners for boxes of cereal and crackers; plastic drink cups and toys; dairy crates; bread trays; pails for items from paint to fresh fruits and vegetables; safety equipment, such as hard hats; house wrap for insulation; bottles for household and industrial chemicals and motor oil; milk, water, and juice bottles; large (rotomolded) tanks for storing liquids such as agricultural and lawn care chemicals; and pipe
LDPE	1.3 billion pounds	LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bags ; coatings on flexible packaging products; and coatings on paper board such as milk cartons. Ethylene vinyl acetate is a specialized form of LDPE used in foamed sheets, bag-in-box bags, vacuum cleaner hoses, medical tubing, clear sheet protectors and flexible binders

Product	Annual Capacity	Primary Uses

LLDPE	1.3 billion pounds	LLDPE is used to manufacture garbage and lawn-leaf bags; industrial can liners; housewares; lids for coffee cans and margarine tubs; dishpans, home plastic storage containers, and kitchen trash containers; large (rotomolded) toys like outdoor gym sets; drip irrigation tubing; insulating resins and compounds used to insulate copper and fiber optic wiring; shrink wrap for multi-packaging canned food, bag-in-box bags, produce bags, and pallet stretch wrap
Specialty Polyolefins:
Catalloy process resins	600 million pounds	Catalloy process resins are used primarily in modifying polymer properties in film applications and molded products; for specialty films, geomembranes, and roofing materials; in bitumen modification for roofing and asphalt applications; and to manufacture automotive bumpers
Ethylene Derivatives:
Ethanol	50 million gallons	Ethanol is used as a fuel and a fuel additive and in the production of solvents as well as household, medicinal and personal care products

(1)	Includes (i) refinery-grade material from the Houston Refinery and (ii) 1 billion pounds per year of capacity from the product flex unit at the Channelview facility, which can convert ethylene and other light petrochemicals into propylene.

(2)	Includes 100% of 1.31 billion pounds of capacity of our Indelpro joint venture (described below).

See “Description of Properties” for the locations where we produce the primary products of our O&P — Americas segment. Annual processing capacity as of December 31, 2010 was calculated by estimating the average number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below. Capacities shown include 100% of the capacity of joint venture facilities.

Olefins and Polyolefins — Europe, Asia, International Segment

Overview

Our O&P — EAI segment produces and markets olefins (ethylene and ethylene co-products) and polyolefins. We are the largest producer of PP and PE in Europe and the largest worldwide producer of PP compounds. We also produce significant quantities of other specialty products such as Catalloy process resins and PB-1. Our O&P — EAI segment manages our worldwide PP compound business (including our facilities in North and South America), our worldwide PB-1 business, and our Catalloy process resins produced in Europe and Asia. We have eight joint ventures located principally in regions with access to low cost feedstocks or access to growing markets. In 2010, our O&P — EAI segment generated operating revenues of $12.5 billion (excluding inter-segment revenue).

We currently produce ethylene, propylene and co-products at three sites in Europe and one joint venture site in the Middle East. Butadiene is an important co-product of this production. We produce polyolefins (PP and PE) at 19 facilities in the EAI region, including 10 facilities located in Europe, four facilities located in East Asia, three facilities located in the Middle East and two facilities located in Australia. Our joint ventures own one of the facilities in Europe, four of the facilities in East Asia and three in the Middle East.

PP compounds consist of specialty products produced from blends of polyolefins and additives and are sold mainly to the automotive and white goods industries. We manufacture PP compounds at 15 facilities worldwide (a number of which are the same facilities as the polyolefin facilities described above), consisting of four facilities in Europe, five facilities in East Asia, three in North America, two in South America and one facility in Australia.

We produce Catalloy process resins at two sites in the EAI region, including one in The Netherlands and one in Italy. The process is proprietary technology that is not licensed to third parties, and as a result, we are the only manufacturer of Catalloy process resins.

We produce PB-1 at one facility in Europe. We believe that we are the largest worldwide producer of PB-1, a family of flexible, strong and durable butene-based polymers. A majority of the current PB-1 we produce is used in pipe applications and for under-floor heating and thermo sanitary systems. PB-1 is being developed to target new opportunities in applications such as “easy-open” packaging (seal-peel film), construction, fibers and fabrics, compounds, adhesives and coatings.

The following table outlines:

•	the primary products of our O&P — EAI segment;

•	annual processing capacity as of December 31, 2010, unless otherwise noted; and

•	the primary uses for those products.

Product	Annual Capacity	Primary Uses

Olefins
Ethylene	6.4 billion pounds(1)	Ethylene is used as a raw material to manufacture polyethylene, EO, ethanol, ethylene dichloride, styrene and VAM
Propylene	5.4 billion pounds(1)(2)	Propylene is used to produce PP, acrylonitrile and PO
Butadiene	550 million pounds(1)	Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets, paper coatings and engineered plastics
Polyolefins:
PP	12.4 billion pounds(3)(4)	PP is primarily used to manufacture fibers for carpets, rugs and upholstery; housewares; medical products; automotive interior trim, fascia, running boards, battery cases, and bumpers; toys and sporting goods; fishing tackle boxes; and bottle caps and closures

Product	Annual Capacity	Primary Uses

HDPE	4.4 billion pounds(4)(5)	HDPE is used to manufacture grocery, merchandise and trash bags; food containers for items from frozen desserts to margarine; plastic caps and closures; liners for boxes of cereal and crackers; plastic drink cups and toys; dairy crates; bread trays; pails for items from paint to fresh fruits and vegetables; safety equipment, such as hard hats; house wrap for insulation; bottles for household and industrial chemicals and motor oil; milk, water, and juice bottles; large (rotomolded) tanks for storing liquids such as agricultural and lawn care chemicals; and pipe
LDPE	2.8 billion pounds(4)(6)	LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bag bags; coatings on flexible packaging products; and coatings on paper board such as milk cartons. Ethylene vinyl acetate is a specialized form of LDPE used in foamed sheets, bag-in-box bags, vacuum cleaner hoses, medical tubing, clear sheet protectors and flexible binders
Specialty Polyolefins:
PP compounds	2.4 billion pounds(7)	PP compounds are used to manufacture automotive interior and exterior trims, dashboards, bumpers and under-hood applications; base material for products and parts used in appliances; anti-corrosion coatings for steel piping, wire and cable
Catalloy process resins	600 million pounds	Catalloy process resins are used primarily in modifying polymer properties in film applications and molded products; for specialty films, geomembranes, and roofing materials; in bitumen modification for roofing and asphalt applications; and to manufacture automotive bumpers
PB-1 resins	110 million pounds	PB-1 resins are used in flexible pipes, resins for seal-peel film, film modification, hot melt and polyolefin modification applications, consumer packaging and adhesives

(1)	Includes 100% of olefin capacity of SEPC (described below) of which we own 25%, which includes 2.2 billion pounds of ethylene and 630 million pounds of propylene.

(2)	Includes (i) refinery-grade material from our French refinery; (ii) 100% of the 1.015 billion pounds of capacity of the propane dehydrogenation (“PDH”) plant owned by SPC (described below) of which we own 25%; and (iii) 1.015 billion pounds of capacity from the Al-Waha joint venture (described below), of which we currently own 21%. Excludes 660 million pounds of capacity of HMC (described below) that came on line in late 2010.

(3)	Includes: (i) 100% of the 1.59 billion pounds of capacity at SPC; (ii) 100% of the 800 million pounds of capacity of SunAllomer (described below) of which we own 50%; (iii) 100% of the 880 million pounds of capacity of BOP (described below) of which we own 50%; (iv) 100% of the 990 million pounds of capacity of HMC (described below) of which we own 29%, but does not include 600 million pounds of expansion capacity that came on line in late 2010; (v) 100% of the 1.545 billion pounds of capacity of PolyMirae (described below) of which we own 42%; and (vi) 100% of the 990 million pounds of capacity at Al Waha. Excludes all capacity at our Terni, Italy location, where production ceased in July 2010.

(4)	Includes 100% of 880 million pounds of LDPE capacity and 880 million pounds of HDPE capacity from SEPC.

(5)	Includes 100% of the 705 million pounds of capacity of BOP. Also includes 705 million pounds of capacity at a site in Münchsmünster, Germany that was rebuilt following a fire in 2005 and started up in August 2010

(6)	Includes 100% of the 240 million pounds of capacity of BOP.

(7)	Includes 100% of the 165 million pounds of capacity of PolyPacific Pty (described below) of which we own 50% and 110 million pounds of capacity of SunAllomer.

See “Description of Properties” for the locations where we produce the primary products of our O&P — EAI segment. Annual processing capacity as of December 31, 2010 was calculated by estimating the average number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below. Capacities shown include 100% of the capacity of joint venture facilities.

Intermediates and Derivatives Segment

Overview

Our I&D segment produces and markets PO and its co-products and derivatives; acetyls; and ethylene oxide and its derivatives. PO co-products include SM and C4 chemicals (TBA, oxyfuels (which is managed in the Refining & Oxyfuels segment), isobutylene and TBHP). PO derivatives include PG, PGE and BDO. We believe that our proprietary PO and acetyls production process technologies provide us with a cost advantaged position for these products and their derivatives. In 2010, our I&D segment generated $5.5 billion of revenues (excluding inter-segment revenue).

We produce PO through two distinct technologies based on indirect oxidation processes that yield co-products. One process yields TBA as the co-product; the other process yields SM as the co-product. The two technologies are mutually exclusive, necessitating that a manufacturing facility be dedicated either to PO/TBA or to PO/SM. Isobutylene and TBHP are derivatives of TBA. MTBE and ETBE are derivatives of isobutylene and are gasoline blending components reported in our Refining & Oxyfuels segment. PG, PGE and BDO are derivatives of PO. PG collectively refers to mono-propylene glycol (“MPG”), which is PG meeting U.S. pharmacopeia standards, and several grades of dipropylene glycol (“DPG”) and tri-propylene glycol (“TPG”).

The following table outlines:

•	the primary products of our I&D segment;

•	annual processing capacity as of December 31, 2010, unless otherwise noted; and

•	the primary uses for those products.

Product	Annual Capacity	Primary Uses

Propylene Oxide (PO)	5.2 billion pounds(1)	PO is a key component of polyols, PG, PGE and BDO
PO Co-Products:
Styrene Monomer (SM)	6.4 billion pounds(2)	SM is used to produce plastics, such as expandable polystyrene for packaging, foam cups and containers, insulation products and durables and engineering resins
TBA Derivative Isobutylene	1.4 billion pounds(3)	Isobutylene is a derivative of TBA used in the manufacture of synthetic rubber as well as fuel and lubricant additives, such as MTBE and ETBE
PO Derivatives:
Propylene Glycol (PG)	1.2 billion pounds(4)	PG is used to produce unsaturated polyester resins for bathroom fixtures and boat hulls; antifreeze, coolants and aircraft deicers; and cosmetics and cleaners
Propylene Glycol Ethers (PGE)	545 million pounds(5)	PGE are used as solvents for paints, coatings, cleaners and a variety of electronics applications
Butanediol (BDO)	395 million pounds	BDO is used in the manufacture of engineering resins, films, personal care products, pharmaceuticals, coatings, solvents and adhesives
Acetyls:
Methanol	190 million gallons(6)	Methanol is a raw material used to produce acetic acid, MTBE, formaldehyde and several other products
Acetic Acid	1.2 billion pounds	Acetic acid is a raw material used to produce VAM, terephthalic acid (used to produce polyester for textiles and plastic bottles), industrial solvents and a variety of other chemicals
Vinyl Acetate Monomer (VAM)	700 million pounds	VAM is used to produce a variety of polymers, products used in adhesives, water-based paint, textile coatings and paper coatings
Ethylene Derivatives:
Ethylene Oxide (EO)	800 million pounds EO equivalents; 400 million pounds as pure EO	EO is used to produce surfactants, industrial cleaners, cosmetics, emulsifiers, paint, heat transfer fluids and ethylene glycol
Ethylene Glycol (EG)	700 million pounds	EG is used to produce polyester fibers and film, polyethylene terephthalate resin, heat transfer fluids and automobile antifreeze
Ethylene Glycol Ethers	225 million pounds	Ethylene glycol ethers are used to produce paint and coatings, polishes, solvents and chemical intermediates
Other:
Flavor and Fragrance Chemicals(7)		Flavor and fragrance chemicals include terpene-based fragrance ingredients and flavor ingredients, primarily for the oral care markets, and also include products used in applications such as chemical reaction agents, or initiators, for the rubber industry and solvents and cleaners, such as pine oil, for the hard surface cleaner markets

(1)	Includes (i) 100% of the 385 million pounds of capacity of Nihon Oxirane (described below) of which we own 40%; (ii) 1.5 billion pounds of capacity that represents Bayer Corporation’s (“Bayer”) share of PO production from the Channelview PO/SM I plant and the Bayport, Texas PO/TBA plants under the U.S. PO Joint Venture (described below); (iii) 100% of the 690 million pounds of capacity of the Maasvlakte PO/SM plant owned by the European PO Joint Venture, as to which Bayer has the right to 50% of the production; and (iv) 100% of the 600 million pounds of capacity of Ningbo ZRCC (described below) of which we own 27%.

(2)	Includes (i) approximately 700 million pounds of SM production from the Channelview PO/SM II plant that is committed to unrelated equity investors under processing agreements; (ii) 100% of the 830 million pounds of capacity of Nihon Oxirane; (iii) 100% of the 1.5 billion pounds of capacity of the Maasvlakte PO/SM plant; and (iv) 1.3 billion pounds of capacity from Ningbo ZRCC.

(3)	Represents total high-purity isobutylene capacity and purified isobutylene capacity.

(4)	PG capacity includes 100% of the approximately 220 million pounds of capacity of Nihon Oxirane. The capacity stated is MPG capacity. Smaller quantities of DPG and TPG are co-produced with MPG.

(5)	Includes 100% of the 110 million pounds associated with a tolling arrangement with Shiny Chemical Co., Ltd. (“Shiny”).

(6)	Represents 100% of the methanol capacity at the La Porte, Texas facility, which is owned by La Porte Methanol Company, a partnership owned 85% by us.

(7)	The Flavor and Fragrance chemicals business was sold in December 2010.

See “Description of Properties” for the locations where we produce the primary products of our I&D segment. Annual processing capacity as of December 31, 2010 was calculated by estimating the average number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below. Except as indicated, capacities shown include 100% of the capacity of joint venture facilities.

Refining & Oxyfuels Segment

Overview

Our Refining & Oxyfuels segment refines heavy, high-sulfur crude oil in the U.S. Gulf Coast, refines light and medium weight crude oil in southern France and produces gasoline blending components at several of our olefin and PO units. In 2010, our Refining & Oxyfuels segment generated operating revenues of $13.5 billion (excluding inter-segment revenue).

The Houston Refinery, which is located on the Houston Ship Channel in Houston, Texas, has a heavy, high-sulfur crude oil processing capacity of approximately 268,000 barrels per day on a calendar day basis (normal operating basis), or approximately 292,000 barrels per day on a stream day basis (maximum achievable over a 24 hour period). The Houston Refinery has a Nelson Complexity Index of 11.4. The Houston Refinery is a full conversion refinery designed to refine heavy, high-sulfur crude oil. This crude oil is more viscous and dense than traditional crude oil and contains higher concentrations of sulfur and heavy metals, making it more difficult to refine into gasoline and other high-value fuel products. However, this crude oil has historically been less costly to purchase than light, low-sulfur crude oil. Processing heavy, high-sulfur crude oil in significant quantities requires a refinery with extensive coking, catalytic cracking, hydrotreating and desulfurization capabilities, i.e., a “complex refinery.” The Houston Refinery’s refined fuel products include gasoline (including blendstocks for oxygenate blending), jet fuel and ultra low sulfur diesel. The Houston Refinery’s products also include heating oil, lube oils (industrial lubricants, white oils and process oils), carbon black oil, refinery-grade propylene, petrochemical raw materials, sulfur, residual fuel and petroleum coke.

The Berre Refinery is designed to run light to medium sulfur crude oil and has a current capacity of approximately 105,000 barrels per day. It produces naphtha, vacuum gas oil, liquefied petroleum gas, gasoline, aviation fuel, diesel, bitumen and heating oil. The Berre Refinery provides raw material and site integration for our operations in France and supports our polyolefin business in Europe. The Berre Refinery also provides us with access to significant logistics assets, including pipeline access, storage terminals and harbor access to the Mediterranean Sea. The Berre Refinery has a Nelson Complexity Index of 6.7.

The Refining & Oxyfuels segment also includes gasoline blending components such as MTBE, ETBE and alkylate. MTBE and ETBE are produced as co-products of the PO and olefin production process at four sites located in the United States, France and The Netherlands. In 2009, we converted one of our MTBE units at Channelview, Texas to ETBE production. We currently have three sites that can produce either MTBE or ETBE with a combined capacity to produce 59,000 barrels per day of MTBE or ETBE; the Company’s total capacity for MTBE or ETBE production is 75,000 barrels per day. Alkylate is produced at one facility located in Texas.

The following table outlines:

•	the primary products of our Refining & Oxyfuels segment;

•	capacity as of December 31, 2010, unless otherwise noted; and

•	the primary uses for those products.

See “Description of Properties” for the locations where we produce the primary products of our Refining & Oxyfuels segment.

Key Products	Capacity(1)	Primary Uses

Houston Refinery:
Gasoline and components	120,000 barrels per day	Automotive fuel
Ultra Low Sulfur Diesel	95,000 barrels per day	Diesel fuel for cars and trucks
Jet Fuel	25,000 barrels per day	Aviation fuel
Lube Oils	4,000 barrels per day	Industrial lube oils, railroad engine additives and white oils for food-grade applications
Berre Refinery:
Diesel	42,000 barrels per day	Diesel fuel for cars and trucks
Cracker Feedstock	27,000 barrels per day	Raw material for Olefin unit
Fuel Oil	12,000 barrels per day	Heating fuel
Gasoline	8,000 barrels per day	Automotive fuel
Bitumen	7,000 barrels per day	Asphalt
Gasoline Blending Components:
MTBE/ ETBE	75,000 barrels per day(2)	MTBE is a high octane gasoline blending component; ETBE is an alternative gasoline blending component based on agriculturally produced ethanol
Alkylate	22,000 barrels per day	Alkylate is a high octane gasoline blending component

(1)	Only certain key products for the Houston Refinery and the Berre Refinery are identified. Thus, the sum of the capacities in this table will not equal either facility’s total capacity.

(2)	Represents total combined MTBE and ETBE capacity.

Technology Segment

Overview

Our Technology segment develops and licenses polyolefin and other process technologies and provides associated engineering and other services. Our Technology segment further develops, manufactures and sells polyolefin catalysts. We market our process technologies and our polyolefin catalysts to external customers and also use them in our own manufacturing operations. In 2010, our Technology segment generated operating revenues of $395 million (excluding inter-segment revenue).

Our polyolefin process licenses are structured to provide a standard core technology, with individual customer needs met by adding customized modules that provide the required capabilities to produce the defined production grade slate and plant capacity. For licenses involving proven technologies, we typically receive the majority of our license fees in cash at or before the date of customer acceptance rather than ongoing royalties. For these licenses, we generally recognize revenue upon delivery of the process design package and the related license. Each license agreement includes long-term confidentiality provisions to protect the technology. In addition to the basic license agreement, a range of services can also be provided, including project assistance; training; start-up assistance of the plant; and supply of resins from our production for pre-marketing by the licensee. We may also offer marketing and sales services. In addition, licensees generally continue to purchase polyolefin catalysts that are consumed in the production process, generally under long-term catalyst supply agreements with us.

Process Technology Licensing

We are a leading licensor of polyolefin process technologies.

Our PP licensing portfolio includes our Spheripol and Spherizone process technologies as well as Metocene technology.

Our PE process licensing portfolio comprises the Lupotech T (high pressure tubular process for producing LDPE), the Lupotech A (autoclave process mainly for producing ethylene vinyl acetate (EVA) copolymers), Hostalen (slurry process for producing multimodal HDPE), and Spherilene (gas phase process for producing full-density range of LLDPE to HDPE) processes.

In addition, we license a selective portfolio of chemical process technologies in the fields of olefin recovery, olefin conversion, aromatics extraction and acetyls.

Since 2000, we have sold licenses representing approximately 25 million tons of polyolefin capacity, which represents about 40% of worldwide installed capacity. In 2010, we entered into licensing agreements representing about one million tons of polyolefin capacity. Process licenses accounted for less than 10% of our total revenues in 2010.

Our Technology segment also provides technology services to our licensees. Such services include safety reviews, training and start-up assistance, engineering services for process and product improvements and manufacturing troubleshooting.

PP Process Technology

We license several PP process technologies, including Spheripol, Spherizone and Metocene.

Our Spheripol technology produces homopolymers and random copolymers in a single stage and impact copolymers in a multi-stage process. We believe that the Spheripol process is the most widely used PP production process in the world.

The Spherizone process, our newest technology, commercialized in 2002 and introduced for licensing in 2004, is able to produce higher quality PP, novel PP-based polyolefinic resins, and a wider product grade range than existing processes at similar operating cost. The Spherizone process introduces a single reactor concept, in which bimodality is created within one single reactor operating at different conditions between the different zones inside the reactor. The final product is a result of an intimate mixing of the different property determining phases at a “macro molecular” level.

Metocene PP technology was introduced for licensing in 2006. This add-on technology for the production of specialty PP products is based on using single-site catalyst systems. Metocene technology can be adapted to virtually any PP process, and its versatility expands the end use product range of conventional PP. In 2009, Polymirae became the first licensee to commence commercial production of Metocene.

PE Processes Technology

The different families of PE (HDPE, LDPE and LLDPE) require specialized process technologies for production, which are available through our broad PE process licensing portfolio. The portfolio includes Lupotech, Spherilene and Hostalen process technologies.

Lupotech T is a high pressure, tubular reactor process for the production of LDPE. This high pressure technology does not use a catalyst system typical for low pressure processes, but rather peroxide initiators to polymerize ethylene and optionally VAM for EVA-copolymers. By adjusting the temperature profile along the reactor and adding different peroxide mixtures, process conditions are modified to produce the desired products. The process produces the entire melt flow ratio and density range with competitive investment costs and low utilities and raw material demand.

Lupotech A is a high pressure autoclave process using peroxide mixture for polymerization and is mainly utilized for specialty LDPE and for the production of EVA copolymers with high VAM content.

Spherilene is a flexible gas-phase process for the production of the entire density range of PE products from LLDPE and MDPE to HDPE. The flexibility of this technology, which is demonstrated by a broad portfolio of grades, enables licensees to effectively manage the continuously dynamic PE markets at low investments costs and very low operating costs.

Hostalen is a low-pressure slurry process technology for the production of high-performance multimodal HDPE grades. This is desirable because a different product structure can be produced in each stage of the polymerization process, yielding products that are tailored for demanding processing requirements and sophisticated end use applications such as film, blow molding and pipe applications.

Chemical Process Technologies

We also offer for licensing a selective number of chemical processes, including the group of Trans4m processes, Aromatics extractions, Glacido and Vacido technology.

The Trans4m portfolio of process technologies offers tailored solutions for C4 and higher olefin recovery and conversion. These processes include separation, purification and skeletal isomerization of the C4 and C5 olefin streams for the selective conversion of low-value, mixed olefin streams from crackers to isobutylene, isoamylenes, butadiene, isoprene, piperylene and Dicyclopentadiene (DCPD). This group of processes is complemented by Aromatics extractions technology, which enables LyondellBasell to offer a comprehensive portfolio of processes to upgrade all olefinic streams from steam crackers to higher value products.

Glacido is a process technology for manufacturing of acetic acid by carbonylation of methanol. It utilizes a Rhodium-based homogeneous catalyst system. Vacido is a fixed-bed tubular process for the production of high-quality VAM, from acetic acid and ethylene. It utilizes a proprietary heterogeneous catalyst system.

Superflex technology produces propylene and ethylene, and is based on a fluidized catalytic reactor. The process technology is used for cracking less refined feedstock such as coker or fluid catalytic cracking unit light gasoline as well as mixed C4 to C9 streams.

Polyolefin Catalysts

Under the Avant brand, we are a leading manufacturer and supplier of polyolefin catalysts. Polyolefin catalysts accounted for less than 10% of our total revenues in 2010. As a large polyolefin producer, approximately 30% of catalyst sales are inter-company. Polyolefin catalysts are packaged and shipped via road, sea or air to our customers.

We produce catalysts at two facilities in Germany, one facility in Italy and one facility in the U.S. Our polyolefin catalysts, which are consumed during the polyolefin production process and define the processing and mechanical properties of polyolefins, provide enhanced performance for our process technologies and are being developed to enhance performance when used in third-party process technologies. We also supply catalysts for producing sophisticated PEs.

Customers using polyolefin catalysts must make continual purchases, because they are consumed during the polyolefin production process. New licensees generally elect to enter into long-term catalyst supply agreements.

Research and Development

Our research and development activities are designed to improve our existing products and discover and commercialize new materials, catalysts and processes. These activities focus on product and application development, process development, catalyst development and fundamental polyolefin focused research.

We have four research and development facilities, each with a specific focus. Our facility in Frankfurt, Germany focuses on PE and metallocene catalysts. Our facility in Ferrara, Italy focuses on PP, PB-1, PP compounds and Ziegler-Natta catalysts. Our facility in Cincinnati, Ohio focuses on polyolefin product and application development in North America. Our center in Newtown Square, Pennsylvania develops chemical catalysts and technologies.

Our financial performance and market position depend in substantial part on our ability to improve our existing products and discover and commercialize new materials, catalysts and processes. Our research and development is organized by core competence communities that manage and provide resources for projects, intellectual property and catalyst manufacturing. These include:

•	Catalyst systems: catalyst research to enhance our polyolefin polymer properties, catalyst and process performance, including Ziegler Natta, chromium and metallocene catalyst.

•	Manufacturing platforms: research to advance process development and pilot plant integration to industrialize technology with improved polymer properties.

•	Product and application development: working directly with customers to provide new products with enhanced properties.

•	Processing testing and characterization: research to increase knowledge on polymers from production to processability.

•	Process design and support: research to reduce production and investment costs while improving processability.

•	Chemicals and fuels technologies: research to develop and improve catalysts for existing chemical processes and improve process unit operations.

• We have core research and development projects that focus on initiatives in line with our strategic direction. These projects are closely aligned with our businesses and customers with a goal of commercialization of identified opportunities. Core projects currently include research and development in areas such as:

•	PP product development with emphasis on Spherizone process technology.

•	Next generation products from existing and in-development processes, using advanced catalyst technologies including metallocenes.

•	Enhanced catalyst and process opportunities to extend gas phase PE technology.

•	Enhanced catalysts and process opportunities for selected chemical technologies.

As of December 31, 2010, approximately 915 of our employees are directly engaged in research and development activities.

In addition to our research and development activities, we provide technical support to our customers. Our technical support centers are located in Bayreuth, Germany; Geelong, Australia; Lansing, Michigan; and Tarragona, Spain.

In 2010, 2009 and 2008, our research and development expenditures were $154 million, $145 million and $194 million, respectively. A portion of these expenses are related to technical support and customer service and are allocated primarily to the segments.

DESCRIPTION OF PROPERTIES

Our principal manufacturing facilities as of December 31, 2010 are set forth below, and are identified by the principal segment or segments using the facility. The facilities are wholly owned, except as otherwise noted below.

Location	Segment	Principal Products

Americas
Bayport (Pasadena), Texas*	I&D	Ethylene Oxide (EO), EG and other EO derivatives
Bayport (Pasadena), Texas(1)*	I&D	Propylene Oxide (PO), Propylene Glycol (PG), Propylene Glycol Ethers (PGE), Tertiary-Butyl-Alcohol (TBA) and Isobutylene
Bayport (Pasadena), Texas*	O&P — Americas	PP and Catalloy process resins
Channelview, Texas(2)*	O&P — Americas	Ethylene, Propylene, Butadiene, Benzene and Toluene
	Refining & Oxyfuels	Alkylate and MTBE
Channelview, Texas(1)(3)*	I&D	IPA, PO, BDO, SM and Isobutylene
	Refining & Oxyfuels	ETBE
Chocolate Bayou, Texas*	O&P — Americas	PE (HDPE)
Clinton, Iowa*	O&P — Americas	Ethylene and Propylene
PE (LDPE and HDPE)
Corpus Christi, Texas*	O&P — Americas	Ethylene, Propylene, Butadiene and Benzene
Edison, New Jersey	Technology	Polyolefin catalysts
Ensenada, Argentina	O&P — Americas	PP
Ensenada, Argentina	O&P — EAI	PP compounds
Fairport Harbor, Ohio	O&P — Americas	Performance polymers
Houston, Texas*	Refining & Oxyfuels	Gasoline, Diesel, Jet Fuel and Lube Oils
Jackson, Tennessee	O&P — EAI	PP compounds
La Porte, Texas(4)*	O&P — Americas	Ethylene and Propylene
PE (LDPE and LLDPE)
La Porte, Texas(4)(5)*	I&D	VAM, acetic acid and methanol
Lake Charles, Louisiana*	O&P — Americas	PP and Catalloy process resins
Mansfield, Texas	O&P — EAI	PP compounds
Matagorda, Texas*	O&P — Americas	PE (HDPE)
Morris, Illinois*	O&P — Americas	PE (LDPE and LLDPE)
Newark, New Jersey	O&P — Americas	Denatured Alcohol
Pindamonhangaba, Brazil	O&P — EAI	PP compounds
Tampico, Mexico(6)	O&P — Americas	PP
Tampico, Mexico(6)	O&P — EAI	PP compounds
Tuscola, Illinois*	O&P — Americas	Ethanol and PE (powders)
Victoria, Texas*†	O&P — Americas	PE (HDPE)
Europe
Aubette, France	O&P — EAI	Ethylene, Propylene and Butadiene
PP and PE (LDPE)
Bayreuth, Germany	O&P — EAI	PP compounds

Location	Segment	Principal Products

Berre l’Etang, France	Refining & Oxyfuels	Naphtha, vacuum gas oil (VGO), liquefied petroleum gas (LPG), gasoline, diesel, jet fuel, bitumen and heating oil
Botlek, Rotterdam, The Netherlands†	I&D Refining & Oxyfuels	PO, PG, PGE, TBA, Isobutylene and BDO MTBE and ETBE
Brindisi, Italy	O&P — EAI	PP
Carrington, U.K.	O&P — EAI	PP
Ferrara, Italy	O&P — EAI	PP and Catalloy process resins
	Technology	Polyolefin catalysts
Fos-sur-Mer, France†	I&D	PO, PG and TBA
	Refining & Oxyfuels	MTBE and ETBE
Frankfurt, Germany†	O&P — EAI	PE (HDPE)
	Technology	Polyolefin catalysts
Knapsack, Germany†	O&P — EAI	PP and PP compounds
Ludwigshafen, Germany†	Technology	Polyolefin catalysts
Maasvlakte (near Rotterdam), The Netherlands(7)	I&D	PO and SM
Milton Keynes, U.K.	O&P — EAI	PP compounds
Moerdijk, The Netherlands†	O&P — EAI	Catalloy process resins and PB-1
Münchsmünster, Germany†(8)	O&P — EAI	Ethylene, Propylene
PE (HDPE)
Plock, Poland(9)	O&P — EAI	PP and PE (HDPE and LDPE)
Tarragona, Spain(10)	O&P — EAI	PP and PP compounds
Terni, Italy(11)	O&P — EAI	PP
Wesseling, Germany(12)	O&P — EAI	Ethylene, Propylene and Butadiene
PP and PE (HDPE and LDPE)
Asia Pacific
Chiba, Japan(13)	I&D	PO, PG and SM
Clyde, Australia	O&P — EAI	PP
Geelong, Australia	O&P — EAI	PP
Guangzhou, China(14)	O&P — EAI	PP compounds
Kawasaki, Japan(15)	O&P — EAI	PP
Map Ta Phut, Thailand(16)	O&P — EAI	PP
Ningbo, China(17)	I&D	PO and SM
Oita, Japan(15)	O&P — EAI	PP and PP compounds
Port Klang, Malaysia(18)	O&P — EAI	PP compounds
Rayong, Thailand(19)	O&P — EAI	PP compounds
Suzhou, China	O&P — EAI	PP compounds
Victoria, Australia(18)	O&P — EAI	PP compounds
Yeochan, Korea(20)	O&P — EAI	PP
Middle East
Jubail, Saudi Arabia(21)	O&P — EAI	Propylene and PP
Jubail, Saudi Arabia(22)	O&P — EAI	Propylene and PP
Jubail, Saudi Arabia(23)	O&P — EAI	Ethylene and PE (LDPE and HDPE)

*	The facility, or portions of the facility, as applicable, owned by us are mortgaged as collateral for indebtedness.

†	The facility is located on leased land.

(1)	The Bayport PO/TBA plants and the Channelview PO/SM I plant are held by the U.S. PO Joint Venture between Bayer and Lyondell Chemical. These plants are located on land leased by the U.S. PO Joint Venture.

(2)	The Channelview facility has two ethylene processing units. Equistar Chemicals LP also operates a styrene maleic anhydride unit and a polybutadiene unit, which are owned by an unrelated party and are located within the Channelview facility on property leased from Equistar Chemicals, LP.

(3)	Unrelated equity investors hold a minority interest in the PO/SM II plant at the Channelview facility.

(4)	The La Porte facilities are on contiguous property.

(5)	The La Porte I&D facility is owned by La Porte Methanol Company, a partnership owned 15% by an unrelated party.

(6)	The Tampico PP facility is owned by Indelpro, a joint venture owned 51% by an unrelated party. The Tampico PP compounding plant is wholly owned by us.

(7)	The Maasvlakte plant is owned by the European PO Joint Venture and is located on land leased by the European PO Joint Venture.

(8)	The Münchsmünster facility was recently rebuilt following a fire in 2005.

(9)	The Plock facility is owned by our BOP joint venture and is located on land owned by PKN/Orlen.

(10)	The Tarragona PP facility is located on leased land; the compounds facility is located on co-owned land.

(11)	We ceased production at the Terni, Italy site in July 2010.

(12)	There are two steam crackers at the Wesseling, Germany site.

(13)	The PO/SM plant and the PG plant are owned by our Nihon Oxirane joint venture.

(14)	The Guangzhou facility commenced production in 2008.

(15)	The Kawasaki and Oita plants are owned by our SunAllomer joint venture.

(16)	The Map Ta Phut plant is owned by our HMC joint venture.

(17)	The Ningbo facility is owned by our ZRCC joint venture.

(18)	The Port Klang and Victoria plants are owned by our PolyPacific Pty. joint venture.

(19)	The Rayong plant is owned by Basell Asia Pacific Thailand, which is owned 95% by us and 5% by our HMC joint venture.

(20)	The Yeochan plant is owned by our PolyMirae joint venture.

(21)	The Jubail PP and PDH manufacturing plant is owned by our SPC joint venture.

(22)	The Jubail Spherizone PP and PDH manufacturing plant is owned by our Al-Waha joint venture.

(23)	The Jubail integrated PE manufacturing complex is owned by our SEPC joint venture.

Other Locations and Properties

Our corporate seat is located in Rotterdam, The Netherlands. We have administrative offices in Rotterdam, The Netherlands and Houston, Texas. We maintain research facilities in Newtown Square, Pennsylvania; Lansing, Michigan; Cincinnati, Ohio; Ferrara, Italy and Frankfurt, Germany. Our Asia Pacific headquarters are located in Hong Kong. We also have technical support centers in Bayreuth, Germany; Geelong, Australia; Lansing, Michigan and Tarragona, Spain. We have various sales facilities worldwide.

Depending on location and market needs, our production facilities can receive primary raw materials by pipeline, rail car, truck, barge or ocean going vessel and can deliver finished products by pipeline, rail car, truck, barge, isotank, ocean going vessel or in drums. We charter ocean going vessels, own and charter barges, and lease isotanks and own and lease rail cars for the dedicated movement of products between plants, products to customers or terminals, or raw materials to plants, as necessary. We also have barge docking facilities and related terminal equipment for loading and unloading raw materials and products.

We use extensive pipeline systems in the United States and in Europe, some of which we own and some of which we lease, that connect to our manufacturing and storage facilities. We lease liquid and bulk storage and warehouse facilities at terminals in the Americas, Europe and the Asia Pacific region. We own storage capacity for NGLs, ethylene, propylene and other hydrocarbons within a salt dome in Mont Belvieu, Texas, and operate additional ethylene and propylene storage facilities with related brine facilities on leased property in Markham, Texas.

SELECTED FINANCIAL DATA

The following selected financial data of the Company and its predecessor, LyondellBasell AF, should be read in conjunction with the Consolidated Financial Statements and related notes thereto and “— Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference. The selected financial data of the Company and the Predecessor were derived from their consolidated financial statements. Those financial statements were prepared from the books and records of LyondellBasell AF for periods through April 30, 2010 and of the Company upon emergence from bankruptcy after that date. As discussed elsewhere in this prospectus, we became the successor parent holding company of the subsidiaries of LyondellBasell AF and the reporting entity upon completion of the bankruptcy proceedings. Financial information is reported for the Company as the successor on a basis different from financial information of the predecessor, LyondellBasell AF. As a result of the application of fresh-start accounting and restructuring activities pursuant to the Plan of Reorganization, the Successor period is not comparable to the Predecessor period.

	Successor			Predecessor
	Six Months	May 1	May 1	January 1
	Ended	through	through	through
	June 30,	December 31,	June 30,	April 30,	For the Year Ended December 31,
	2011	2010	2010	2010	2009	2008	2007(a)	2006
In millions of dollars
Results of Operations Data:
Sales and other operating revenues	$26,294	$27,684	$6,772	$13,467	$30,828	$50,706	$17,120	$13,175
Interest expense	(340)	(545)	(132)	(713)	(1,795)	(2,476)	(353)	(332)
Income (loss) from equity investments(b)	131	86	27	84	(181)	38	162	130
Income (loss) from continuing operations(c)	1,463	1,516	347	8,504	(2,872)	(7,343)	661	396
Earnings per share from continuing operations:
Basic	2.58	2.68	0.60
Diluted	2.56	2.67	0.60
Income (loss) from discontinued operations, net of tax	—	64	—	—	1	15	—	—
Earnings per share from discontinued operations:
Basic	—	0.11	—
Diluted	—	0.11	—
Balance Sheet Data:
Total assets	28,475	25,302	23,783		27,761	28,651	39,728	9,549
Short-term debt	50	42	557		6,182	774	2,415	779
Long-term debt(d)	5,815	6,040	6,753		802	23,195	22,000	3,364
Cash and cash equivalents	4,687	4,222	3,753		558	858	560	830
Accounts receivable	4,901	3,747	3,533		3,287	2,585	4,165	2,041
Inventories	5,577	4,824	4,372		3,277	3,314	5,178	1,339
Working capital	6,479	5,810	5,379		4,436	3,237	5,019	1,900
Liabilities subject to compromise	—	—	—		22,494	—	—	—
Cash Flow Data:
Cash provided by (used in):
Operating activities	1,247	2,957	1,105	(925)	(787)	1,090	1,180	1,034
Investing activities	(651)	(312)	(110)	(224)	(611)	(1,884)	(11,899)	(535)
Expenditures for property, plant and equipment	(482)	(466)	(113)	(226)	(779)	(1,000)	(411)	(263)
Financing activities	(299)	(1,194)	133	3,315	1,101	1,083	10,416	(190)

(a)	Results of operations and cash flow data reflect the acquisition of Lyondell Chemical from December 21, 2007. Balance sheet data include Lyondell Chemical balances as of December 31, 2007. Results of operations and cash flow data for the year ended December 31, 2006 do not reflect Lyondell Chemical, and balance sheet data as of December 31, 2006 does not reflect Lyondell Chemical.

(b)	Loss from equity investments for the year ended December 31, 2009 includes pre-tax charges of $228 million for impairment of the carrying value of our investments in certain joint ventures.

(c)	Income from continuing operations for the eight months ended December 31, 2010 and the four months ended April 30, 2010, respectively, included an after-tax charge of $15 million and after-tax income of $8,640 million related to reorganization items. Loss from continuing operations for the year ended December 31, 2009 included after-tax charges of $1,925 million related to reorganization items and $11 million for impairments of goodwill and other assets and $228 million for the impairment of the carrying value of our investments in certain joint ventures, partially offset by $78 million of involuntary conversion gains related to insurance proceeds for damages sustained in 2005 at a polymers plant in Münchsmünster, Germany. Loss from continuing operations for the year ended December 31, 2008 included after-tax charges of $4,982 million related to the impairment of goodwill, $816 million to adjust the value of inventory to market value and $146 million, primarily for impairment of the carrying value of the Berre Refinery, all of which were partially offset by $51 million of involuntary conversion gains related to insurance proceeds for damages sustained at the Münchsmünster polymers plant. Income from continuing operations for the year ended December 31, 2007 included after-tax benefits of $130 million from the $200 million break-up fee related to a proposed merger with the Huntsman group, partially offset by after tax-charges of $95 million related to the in-process research and development acquired in the acquisition of Lyondell Chemical, and $13 million related to asset impairments of the carrying value of a plant in Canada and capitalized engineering costs for a new polymers plant in Germany. Income from continuing operations for the year ended December 31, 2006 included after-tax asset impairment charges of $27 million primarily for goodwill related to a 2005 acquisition of an ethylene business in France. After-tax amounts included herein generally have been tax effected using the U.S. statutory rate of 35%.

(d)	Includes current maturities of long-term debt.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Existing Equity Securities

As of September 1, 2011, we had 573,253,163 shares issued and outstanding, not including shares issuable pursuant to equity awards granted under our equity compensation plans. Each ordinary share carries one vote in LyondellBasell Industries N.V.’s general meeting of shareholders and is entitled to any dividends declared.

As of September 1, 2011, we had warrants to purchase 865,994 shares issued and outstanding. The warrants have an exercise price of $15.90 per share. The warrants have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period beginning on April 30, 2010 and ending at the close of business on the seventh anniversary of the issue date. Upon an affiliate change of control, the holders of the warrants may sell to LyondellBasell Industries N.V. the warrants at a price equal to, as applicable, the in-the-money value of the warrants or the Black Scholes value of the warrants.

The following table indicates information, to our knowledge, including based on filings with the Securities and Exchange Commission, as of September 1, 2011 regarding the beneficial ownership of our ordinary shares by:

•	Each holder of greater than 5% of our ordinary shares;

•	Each member of our Supervisory Board and Management Board;

•	Each of our executive officers; and

•	All of our current board members and executive officers as a group.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

		Percent of
	Total Number of Shares	All Ordinary
Name and Address of Beneficial Owner	Beneficially Owned	Shares(1)

5% Beneficial Owners:
Apollo Management Holdings, L.P.(2)	164,898,365	28.8%
9 West 57th Street New York, NY 10019
Certain affiliates of Access Industries(3)	90,443,366	15.8%
730 Fifth Ave., 20th Floor New York, NY 10019
Bank of America Corporation	37,699,995	6.6%
100 North Tryon St., Floor 25 Bank of America Corporate Center Charlotte, NC 28255
FMR LLC	35,530,161	6.2%
82 Devonshire Street
Boston, MA 02109

		Percent of
	Total Number of Shares	All Ordinary
Name and Address of Beneficial Owner	Beneficially Owned	Shares(1)

Members of Supervisory Board, Management Board and named executive officers:
Jacques Aigrain	2,881	*
Jagjeet S. Bindra	7,881	*
Robin Buchanan	2,881	*
Milton Carroll	8,422	*
Stephen F. Cooper	8,422	*
Robert G. Gwin	2,881	*
Joshua J. Harris(4)	8,422	*
Scott M. Kleinman(5)	8,422	*
Marvin O. Schlanger(6)	11,527	*
Bruce A. Smith	13,422	*
Rudy M.J. van der Meer	5,630	*
James L. Gallogly(7)	1,879,673	*
Craig B. Glidden	—	*
C. Kent Potter	2,000	*
Kevin W. Brown	—	*
Bhavesh V. (“Bob”) Patel	—	*
Members of Supervisory Board, Management Board and executive officers as a group (26 persons)	1,962,464	*

*	Less than 1% of issued and outstanding ordinary shares.

(1)	All percentages are based on 573,253,163 ordinary shares outstanding as of September 1, 2011.

(2)	Apollo Management Holdings, L.P. is the general partner or manager of various Apollo investment managers that, through various affiliated investment managers, manage four of the Apollo investments funds that hold our shares. Apollo Principal Holdings II, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Apollo Principal Holdings III, L.P. is the general partner or manager of various Apollo investment advisors that, indirectly through various affiliated investment advisors, provide investment advisor services to various Apollo investment funds, including one of the Apollo investment funds that hold our shares. Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P., Apollo Principal Holdings II GP, LLC is the general partner of Apollo Principal Holdings II, L.P. and Apollo Principal Holdings III GP Ltd. is the general partner of Apollo Principal Holdings III, L.P. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers of Apollo Management Holdings GP, LLC and of Apollo Principal Holdings II GP, LLC. Each of Apollo Management Holdings GP, LLC, Apollo Management Holdings, L.P. and its affiliated investment managers, Apollo Principal Holdings II GP, LLC, Apollo Principal Holdings II, L.P. and its affiliated investment advisors, Apollo Principal Holdings III GP Ltd., Apollo Principal Holdings III, L.P. and its affiliated investment advisors, and Messrs. Black, Harris and Rowan disclaims beneficial ownership of any ordinary shares that may be held or acquired by any of the Apollo investment funds, except to the extent of any pecuniary interest therein.

(3)	Access Industries is a privately-held U.S. industrial group with holdings primarily in natural resources and chemicals, media and telecommunications and real estate, which controls directly or indirectly AI International Chemicals S.à r.l. and certain other entities that became recordholders of our outstanding ordinary shares on or after the Emergence Date (collectively, the “Access Recordholders”). Len Blavatnik, an individual whose principal occupation is Chairman of Access Industries, may be deemed to beneficially own the shares held by one or more of the Access Recordholders. Access Industries and each of its affiliated entities and the officers, partners, members and managers thereof (including, without limitation, Mr. Blavatnik), other than the Access Recordholders, disclaim beneficial ownership of any ordinary shares owned by the Access Recordholders, except to the extent of any pecuniary interest therein.

(4)	Mr. Harris is associated with Apollo. Mr. Harris disclaims beneficial ownership of ordinary shares beneficially owned by Apollo or any affiliated shareholder, except to the extent of any pecuniary interest therein. The business address for Mr. Harris is 9 West 57th street, New York, New York 10019.

(5)	Mr. Kleinman is associated with Apollo. Mr. Kleinman disclaims beneficial ownership of ordinary shares beneficially owned by Apollo or any affiliated shareholder, except to the extent of any pecuniary interest therein. The business address for Mr. Kleinman is 9 West 57th Street, New York, New York 10019.

(6)	The address of Mr. Schlanger is One Greentree Centre, Suite 201, Marlton, New Jersey 08053.

(7)	Mr. Gallogly is the sole member of the Management Board. The business address for Mr. Gallogly is 1221 McKinney Street, Suite 700, Houston, Texas 77010.

Mr. Gallogly was issued 1,771,794 shares of restricted stock upon our emergence from bankruptcy. Additionally, Mr. Gallogly was granted options to purchase an aggregate of 5,639,020 ordinary shares at an exercise price of $17.61 per share; 2,255,608 of the options have vested, of which 1,879,673 are still held by Mr. Gallogly and are reflected in the table. The restricted shares vest in full five years from the date of Mr. Gallogly’s employment agreement of May 14, 2009 and the options vest in equal annual increments over the same five-year period, and expire April 30, 2017.

Unless otherwise noted, the address for each person listed on the table is c/o LyondellBasell Industries N.V., Weena 737, 3013AM, Rotterdam, The Netherlands.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers

The table below sets out the names of the members of our management and their positions as of September 1, 2011.

Name and Age	Significant Experience in Last Five Years

James L. Gallogly, 59

• Chairman of the Management Board since April 30, 2010 and Chief Executive Officer since May 2009.
• Executive Vice President of Exploration and Production for ConocoPhillips from 2008 to 2009.
• Executive Vice President of Refining, Marketing and Transportation for ConocoPhillips from 2006 to 2008.
• President and Chief Executive Officer of Chevron Phillips Chemical Company LLC from 2000 to 2006.

Craig B. Glidden, 53

• Executive Vice President and Chief Legal Officer since August 2009.
• Senior Vice President, Legal and Public Affairs, General Counsel and Corporate Secretary of Chevron Phillips Chemical Company from 2004 to 2009.

C. Kent Potter, 65

• Executive Vice President and Chief Financial Officer since August 2009.
• Director of LyondellBasell AF S.C.A., the Company’s predecessor, from 2007 to 2009.
• Director of Basell AF S.C.A. from 2005 to 2007.
• Chief Financial Officer of TNK-BP from 2003 to 2005.

Kevin W. Brown, 53
• Senior Vice President, Refining & Oxyfuels since October 2009. • Director of Sinclair Oil from 2006 to 2009. • Executive Vice President , Operations of Sinclair Oil from 2004 to 2009.
Massimo Covezzi, 53
• Senior Vice President, Research and Development since 2008. • Head of Research and Development from 2005 to 2008.
Bhavesh V. (“Bob”) Patel, 44

• Senior Vice President, Olefins and Polyolefins — EAI since November 2010, with additional responsibility for the Company’s Technology business since that time.
• Senior Vice President, Olefins and Polyolefins — Americas from March 2010 — November 2010.
• General Manager, Olefins and NGLs of Chevron Phillips Chemical Company from 2009 to 2010.
• General Manager, Asia Pacific Region — Singapore of Chevron Phillips Chemical Company from 2008 to 2009.
• Business Manager, Olefins of Chevron Phillips Chemical Company from 2005 to 2008.

Patrick D. Quarles, 44
• Senior Vice President, Intermediates & Derivatives since January 2010. • Divisional Vice President of Performance Chemicals from 2004 to 2009.

Name and Age	Significant Experience in Last Five Years

Timothy D. Roberts, 50

• Senior Vice President, Olefins and Polyolefins — Americas since June 2011.
• Vice President of Corporate Planning and Development at Chevron Phillips Chemical Company from February 2011 to June 2011.
• Chief Executive Officer and President of Americas Styrenics LLC from 2008 to 2011.
• General Manager — Styrenics of Chevron Phillips Chemical Company from 2006 to 2008.

Paramijit Singh, 50
• Senior Vice President, Manufacturing — EAI since January 2009. • Senior Vice President, Technology Services from 2005 to 2008.
Karen M. Swindler, 45

• Senior Vice President, Manufacturing — Americas since November 2009.
• Director of Performance Improvement from July 2009 to November 2009.
• Divisional Vice President of North America Polymers Manufacturing from 2008 to 2009.
• Between 2003 and 2007, Ms. Swindler served as Vice President of Health, Safety and Environmental and Divisional Vice President of Manufacturing Northern Region.

Sergey Vasnetsov, 48
• Senior Vice President, Strategic Planning & Transactions since August 2010. • Managing Director of Equity Research at Barclay’s Capital from 1999 to 2010.
Paul Davies, 49

• Vice President and Chief Human Resource Officer since June 2010.
• Independent human resources consultant from 2008 to 2010.
• Vice President, Human Resources at Wyeth Pharmaceuticals from 1996 to 2008.

Wendy M. Johnson, 52
• Vice President and Chief Accounting Officer since July 2010. • Vice President and Assistant Controller from 2008 to 2010. • Director, Global Manufacturing and Accounting from 2004 to 2008.
Samuel L. Smolik, 58
• Vice President, Health, Safety and Environmental since November 2009. • Vice President, Downstream Health, Safety and Environmental of Royal Dutch Shell from 2004 to 2009.
Francesco Svelto, 51

• Vice President and Treasurer since January 2010.
• Interim Vice President from 2009 to 2010.
• Divisional Vice President — Business Finance, Polymers for 2008.
• Treasurer of Basell AF S.C.A. from 2003 to 2007.

Boards of Directors

Our Articles of Association state that our Supervisory Board will consist of at least nine members. The selling shareholders each entered into a binding nomination agreement with LyondellBasell Industries N.V. pursuant to which LyondellBasell Industries N.V. has agreed that, following appointment of the initial Supervisory Board, (i) if a selling shareholder, together with its affiliates, owns 18% or more of our outstanding ordinary shares, such shareholder will have the right to nominate three members of the Supervisory Board; (ii) if a selling shareholder, together with its affiliates, owns at least 12% but less than 18% of our outstanding ordinary shares, such shareholder will have the right to nominate two members of the Supervisory Board; and (iii) if a selling shareholder, together with its affiliates, owns at least 5% but less than 12% of our outstanding ordinary shares, such shareholder will have the right to nominate one member of the Supervisory Board. The size of the Supervisory Board may be increased from time to time to the extent necessary to ensure that a majority of the members are independent in accordance with the NYSE standard for independence after giving effect to the foregoing. In May 2011, we were notified that the Ares Recordholders’ holdings fell below 5% and, as a result, their nomination agreement terminated pursuant to its terms.

Apollo nominated Joshua J. Harris, Scott M. Kleinman and Marvin O. Schlanger; Access Industries nominated Stephen F. Cooper and Robin Buchanan and ACOF III (on behalf of itself and the other Ares Recordholders) nominated Jeffrey S. Serota to serve on the Supervisory Board pursuant to the agreements. On May 18, 2011, Mr. Serota resigned from the Supervisory Board.

Each of the members of our Supervisory Board will serve in accordance with applicable Dutch law, the internal rules of the Supervisory Board, applicable corporate governance principles and our articles of association (as amended from time to time, our “Articles of Association”). The Supervisory Board, in consultation with the Management Board, will determine the overall strategy and policy of LyondellBasell Industries N.V. and the LyondellBasell group of companies. The Management Board will be responsible for the execution of such strategy and policy, as well as the management of our day-to-day operations. The Management Board will submit proposals for the overall strategy and policy to the Supervisory Board for its approval. In addition, certain Management Board actions, including extraordinary transactions, will require the approval of the Supervisory Board and the general meeting of shareholders. The Chief Executive Officer initially will be the sole member of the initial Management Board. The Management Board may delegate certain tasks to the Chief Executive Officer and certain other officers of the LyondellBasell group of companies, but the Management Board will remain responsible for the proper performance of the delegated tasks.

Members of Boards of Directors

Supervisory Board.  The table below sets out the names of the current members of the Supervisory Board and their business experience.

Name and Age	Business Experience During Past Five Years

Jacques Aigrain, 57 Class III director since May 2011	Member of LyondellBasell Supervisory Board since May 2011. Chairman of LCH Clearnet Group, Limited, an independent clearinghouse group, since 2010. Chief Executive Officer of SwissRe, a global reinsurance company, from 2006 to 2009. Director of Swiss International Air Lines, Switzerland’s national airline, since 2001. Director of Lufthansa German Airlines, the leading German airline, since 2007. Director of Resolution Ltd., a financial services company that acquires businesses in the insurance industry, since 2010. Previously served as: Member of Board of Trustees of ETH Foundation. Member of Industry Advisory Council of the Mayor of Shanghai. Member of Advisory Council of the Monetary Authority of Singapore. Chairman of Swiss American Chamber of Commerce. Chairman of the Geneva Association.

Jagjeet S. (“Jeet”) Bindra, 63 Class I director since May 2011	Member of LyondellBasell Supervisory Board since May 2011. Director of Schroders plc, a global asset management company, since 2010. Director of the Centre for Corporate Governance at the London Business School since 2009. Senior Advisor to Bain & Company, a global management consulting firm since 2007. Advisor to Coller Capital Ltd., a private equity firm. Dean and then President of the London Business School, from 2007 to 2009. Managing Partner and then the Senior Partner, Bain & Company Inc. UK and South Africa between 1990 and 2007. Previously served as: Director of Liberty International plc, a retail property company. Director of Shire plc, a global specialty bio-pharmaceutical company.

Name and Age	Business Experience During Past Five Years

Robin W.T. Buchanan, 59 Class II director since May 2011	Member of LyondellBasell Supervisory Board since May 2011. Director of Schroders plc, a global asset management company, since 2010. Director of the Centre for Corporate Governance at the London Business School since 2009. Senior Advisor to Bain & Company, a global management consulting firm since 2007. Advisor to Coller Capital Ltd., a private equity firm. Dean and then President of the London Business School, from 2007 to 2009. Managing Partner and then the Senior Partner, Bain & Company Inc. UK and South Africa between 1990 and 2007. Previously served as: Director of Liberty International plc, a retail property company. Director of Shire plc, a global specialty bio-pharmaceutical company.

Milton Carroll, 61 Class I director since July 2010	Member of LyondellBasell Supervisory Board since July 2010. Chairman of CenterPoint Energy, a public utility holding company, since 2002. Chairman of Instrument Products, a private oil-tool manufacturing company, since 1977. Director of Halliburton, an oilfield services company, since 2006. Chairman of Health Care Service Corporation, a health benefits company, since 1998. Director of Western Gas Holdings, the general partner of Western Gas Partners, an owner, operator and developer of midstream energy assets, since 2008. Previously served as: Director of Devon Energy, an oil and gas exploration and production company. Director of EGL, Inc., a global logistics and supply chain management company.

Stephen F. Cooper, 64 Class II director since August 2010	Advisor at Zolfo Cooper, a leading financial advisory and interim management firm, of which he is co-founder and former chairman, since 1982. Managing Partner of Cooper Investment Partners, a private equity firm specializing in underperforming companies. Previously served as: Vice Chairman and Chairman of the Restructuring Committee of LyondellBasell Industries AF S.C.A., the Company’s predecessor. Vice Chairman and member of the office of Chief Executive Officer of Metro-Goldwyn-Mayer, a privately held motion picture and theatrical production and distribution company. Chief Executive Officer of Hawaiian Telcom, a provider of phone, internet and wireless communication services to Hawaii. Executive Chairman of Blue Bird Corporation, a manufacturer of school and transit buses and motor coaches. Chairman of the Board of Collins & Aikman, which designed, engineered and manufactures automotive components, systems and modules. Chief Executive Officer of Krispy Kreme Doughnuts, a branded retailer and wholesaler of doughnuts and packaged sweets. Chief Executive Officer and Chief Restructuring Officer of Enron Corporation.

Robert G. Gwin, 48 Class II director since May 2011	Member of LyondellBasell Supervisory Board since May 2011. Senior Vice President, Finance and Chief Financial Officer of Anadarko Petroleum, an oil and gas exploration and production company, since 2009. Chairman of the Board of Western Gas Holdings, LLC, a subsidiary of Anadarko which is the general partner of Western Gas Partners, LP, a publicly traded midstream master limited partnership. Senior Vice President, Finance of Anadarko Petroleum from 2008 to 2009. Vice President, Finance and Treasurer of Anadarko Petroleum from 2006 to 2008. President of Western Gas Holdings, the general partner of Western Gas Partners, an owner, operator and developer of midstream energy assets, from 2007 to 2009. Chief Executive Officer of Western Gas Holdings from 2007 to 2010.

Name and Age	Business Experience During Past Five Years

Joshua J. Harris, 46 Class III director since April 2010	Senior Managing Director of Apollo Global Management, LLC, a global alternative asset manager and Managing Partner of Apollo Management, L.P. which he co-founded in 1990. Director of the general partner of AP Alternative Assets, Apollo Global Management, LLC, Berry Plastics Group Inc., manufacturer of injection-molded plastic packaging, thermoformed products, flexible films and tapes and coatings, CEVA Group plc, a global logistics and transportation company and Momentive Performance Materials Holdings LLC, a producer of silicones and silicone derivatives. Previously served as a director of: Hexion Specialty Chemicals, Inc., a specialty chemicals and materials company (acquired by Momentive Performance in 2010). Verso Paper, a producer of coated paper and specialty paper products. Metals USA Holdings Corp., a provider of processed carbon steel, stainless steel, aluminum, red metals and manufactured metal components. Nalco Company, a sustainability services company focused on industrial water, energy and air applications. Pacer International, a freight transportation and third-party logistics services provider. General Nutrition Centers, a specialty retailer of health and wellness products worldwide. Furniture Brands International, Inc., a designer, manufacturer, and retailer of home furnishings. Compass Minerals Group, Inc., a producer and marketer of inorganic mineral products. Alliance Imaging, Inc., a provider of outpatient diagnostic imaging services. NRT LLC, a provider residential real estate brokerage services. Covalence Specialty Materials Corp., a manufacturer of plastic film products and producer of specialty adhesives and flexible packaging products. United Agri Products Inc., a distributer agricultural inputs and noncrop products. Quality Distribution, Inc., transporter of bulk chemicals in North America. Whitmire Distribution Corporation, a pharmaceutical distributor. Noranda Aluminum Holding Corporation, a producer of primary aluminum products and rolled aluminum coils.

Scott M. Kleinman, 38 Class III director since April 2010	Partner of Apollo Management, LP, a global alternative asset manager, where he has worked since 1996. Chairman of Verso Paper, a producer of coated paper and specialty paper products, since 2006. Director of Noranda Aluminum Holding, a producer of aluminum products, since 2007. Director of Realogy Corporation, a provider of residential real estate and relocation services, since 2007. Director of Momentive Performance Materials, a producer of silicones and silicone derivatives, since 2006. Previously served as: Director of Hexion Specialty Chemicals, a specialty chemicals and materials company (acquired by Momentive Performance in 2010).

Name and Age	Business Experience During Past Five Years

Marvin O. Schlanger, 63 (Chairman of the Board) Class II director since April 2010	Principal of Cherry Hill Chemical Investments, LLC, a firm that provides management services and capital to the chemical industry, since 1998. Chairman of CEVA Group Plc, a global supply chain management company, since 2009. Director of Momentive Performance Materials Holdings, a specialty chemicals and materials company, since 2010. Director of UGI Corporation, a distributer and marketer of energy products and services, and its subsidiaries, UGI Utilities Inc. and Amerigas Propane, Inc., since 1998. Consultant to Apollo Management LLP. Previously served as: Vice Chairman of Hexion Specialty Chemicals, a specialty chemicals and materials company (acquired by Momentive Performance in 2010). Chairman and Chief Executive Officer of Resolution Performance Products, a manufacturer of specialty and intermediate chemicals and Resolution Specialty Materials LLC, which, together with Borden Chemical, formed Hexion Specialty Chemicals in 2005. Chairman of Covalence Specialty Materials Corp., which was merged into Berry Plastics in 2007. Director of Wellman, Inc., a manufacturer and marketer of PET packaging resins.

Bruce A. Smith, 67 Class III director since April 2010	Chairman of Tesoro Corporation, manufacturer and marketer of petroleum products, from 1996 to 2010. President and Chief Executive Officer of Tesoro from 1995 to 2010. Director of GEVO, Inc., a renewable chemicals and advanced biofuels company, since 2010. Previously served as: Director of Noble Energy, an independent energy company.

Rudy M.J. van der Meer, 66 Class II director since April 2010	Chairman of Supervisory Board of Imtech N.V., an electrical engineering technical service provider, since 2005. Chairman of Supervisory Board of Energie Beheer Nederland B.V., a Dutch state owned natural gas exploration, production transportation and sale company, since 2006. Supervisory Director of James Hardie Industries, an industrial fibre cement products and systems manufacturer, since 2007. Chairman of Supervisory Board of Gazelle Holding B.V., a bicycle manufacturing company, since 2005. Previously served as: Supervisory Director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland, retail banking and insurance subsidiaries, respectively, of ING Groep N.V. Supervisory Director of Hagemeyer N.V., a distribution services focusing on electrical materials, safety and other maintenance, repair and operations products. Chairman of Supervisory Board of Norit International B.V., a global water purification technology and applications company.

Management Board.  Our Chief Executive Officer, James L. Gallogly, was appointed as the sole member of the Management Board effective April 30, 2010.

The address of each member of the Supervisory Board and the Management Board is c/o LyondellBasell Industries N.V., Weena 737, 3013AM, Rotterdam, The Netherlands.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus will be passed upon for us by Clifford Chance LLP.

EXPERTS

The consolidated financial statements of (i) the Predecessor of LyondellBasell N.V. and (ii) LyondellBasell N.V. incorporated in this Prospectus by reference to LyondellBasell N.V.’s Current Report on Form 8-K/A filed August 15, 2011 for the year ended December 31, 2010 have been so incorporated in reliance on the reports (which contain an explanatory paragraph relating to the Company’s emergence from bankruptcy and adoption of fresh start accounting as described in Note 3 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of ordinary shares being registered. We will pay all these expenses.

	Amount to be Paid

SEC Registration Fee	$646,696
Printing Fees and Expenses		(1)
Legal Fees and Expenses		(1)
Accounting Fees and Expenses		(1)
Blue Sky Fees and Expenses		(1)
Transfer Agent and Registrar Fees		(1)
Miscellaneous		(1)

Total		$(1)

(1)	Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses that we anticipate we will incur in connection with the offering of securities under this registration statement on Form S-1. An estimate of the aggregate expenses in connection with the issuance and distribution of the ordinary shares being offered hereby will be included in the applicable prospectus supplement.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Assumed Indemnification Obligations

We assumed certain indemnification obligations for any person who served as a director or officer of any of the Debtors in the Bankruptcy Cases during the period beginning January 6, 2009, subject to certain exceptions. All of our current executive officers and most of our officers will be indemnified pursuant to this assumption under the Plan of Reorganization. Furthermore, pursuant to the Plan of Reorganization, to the extent that indemnification claims relate to acts or omissions prior to the commencement of the Bankruptcy Cases, any individual covered by the assumed indemnification obligations must first demonstrate that he or she has taken all reasonable actions to obtain payment under any applicable insurance policies, and that the insurers under the policies have disclaimed coverage or have informed such individual that the available limits of liability under the applicable policies have been exhausted. We will only be required to make a payment under the assumed indemnification obligations after the insurance policy has been exhausted or is not otherwise available. With respect to acts or omissions after the commencement of the Bankruptcy Cases and prior to the Emergence Date, an insurance policy took effect on December 20, 2007 which covers such acts or omissions.

New Indemnification Arrangements

Article 26 of Chapter XI of our Articles of Association contains mandatory indemnification provisions for our current and former directors and officers as described generally below.

We are obligated to indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he (or a person or entity for whom he) is or was a member of our Management Board or a member of our Supervisory Board or is or was serving at our request as a director, officer, employee or agent of another company or a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans. Our indemnification obligation applies to all liability and loss suffered and expenses (including attorneys’ fees)

reasonably incurred, except that our indemnification does not apply in respect of any claim, issue or matter as to which the person is adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us, unless and only to the extent that the court in which such action suit or proceeding was brought or any other court having appropriate jurisdiction determines otherwise.

Expenses (including attorneys’ fees) incurred in defending a proceeding may be paid by us in advance of the final disposition of such proceeding upon a resolution of our Management Board which will have been approved by our Supervisory Board with respect to the specific case upon receipt of an undertaking by or on behalf of the member of our Management Board, member of our Supervisory Board, director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by us.

We have entered into indemnification agreements with our current directors and will enter into similar agreements with executive officers and certain officers and employees of LyondellBasell Industries N.V. We believe that these indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers and as officers and employees of LyondellBasell Industries N.V. The SEC has noted, however, that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We maintain directors’ and officers’ liability insurance coverage.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

On April 30, 2010, the date of the emergence from bankruptcy proceedings, we:

•	issued $3,240,225,105 aggregate principal amount of our 11% Senior Secured Notes due 2017

•	issued 300,000,000 shares to eligible holders of certain claims against LyondellBasell AF and its subsidiaries;

•	issued 263,901,979 shares in connection with a rights offering that gave certain claim holders the right to subscribe for shares at a price of $10.61 per share; and

•	issued warrants to purchase 11,508,204 shares with an exercise price of $15.90 per share.

On April 23, 2010, the Bankruptcy Court entered a final order that the offering, issuance, and distribution of any securities contemplated by the Plan of Reorganization, including the issuances described above and the issuance of shares upon exercise of the warrants, shall be exempt from the registration requirements of Section 5 of the Securities Act and any other applicable law requiring registration or qualification prior to the offering, issuance, distribution, or sale of securities. An aggregate of 7,179,463 shares have been issued upon exercise of warrants.

Additionally, up to 22,000,000 shares are authorized for issuance to employees and directors of LyondellBasell Industries N.V. and its subsidiaries pursuant to our incentive plan. Pursuant to LyondellBasell Industries N.V.’s 2010 Long-Term Incentive Plan, and effective as of April 30, 2010, we issued Mr. Gallogly 1,771,794 shares of restricted stock. The restricted shares vest on the fifth anniversary of the date of Mr. Gallogly’s employment agreement of May 14, 2009. We have issued an additional 2,077,770 restricted stock units to certain senior level employees and members of the Supervisory Board. The employee restricted stock units vest, subject to earlier forfeiture, on the fifth anniversary of the date of grant. Each of the directors’ restricted stock unit awards vest on June 30 in the year of the expiration of his term as a director, which is 2011, 2012 or 2013. All of these issuances were compensatory in nature and made without cost to the employees or directors.

Effective April 30, 2010, we issued Mr. Gallogly options to purchase 5,639,020 at an exercise price of $17.61 per share. The options vest in equal increments over the five year period beginning May 14, 2009. We have issued additional options to purchase up to 3,109,671 shares to certain senior level employees at exercise prices ranging from $16.45 to $44.50 per share. These stock options vest in three equal annual increments, beginning on the second anniversary of the date of grant. The grants of the stock options were compensatory in nature and made without cost to the employees.

The grants of the restricted stock units and the stock options were made at emergence from bankruptcy on April 30, 2010 and June 2, 2010 and from time to time through the date of this registration statement in connection with new hires and promotions.

These grants were made in reliance on Section 4(2) and Rule 701 of the Securities Act related to securities issued not involving a public offering and pursuant to certain compensatory benefit plans and contracts or are deemed to not be sales of securities under Section 2 of the Securities Act.

On April 30, 2010 we sold $2,250,000,000 aggregate principal amount of our 8% Senior Secured Notes due 2017 and €375,000,000 aggregate principal amount of our 8% Senior Secured Notes due 2017 (together, the “8% Notes”). Banc of America Securities LLC, UBS Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Wells Fargo Securities, LLC, Merrill Lynch International, UBS Limited, Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG London Branch, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, Wells Fargo Securities International Limited acted as initial purchasers in the offering. The 8% Notes were issued at a price of 100.00% and the initial purchasers’ discount was 2.0%. The 8% Notes were issued and sold to the initial purchasers in reliance upon Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder without the use of advertising or general solicitation. Thereafter, the 8% Notes were sold pursuant to Rule 144A and Regulation S under the Securities Act, with respect to secondary purchases, and were offered and sold only to qualified institutional buyers under Rule 144A and outside of the United States in compliance with Regulation S. The transfer of the 8% Notes was restricted in accordance with the requirements of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements.  Our financial statements for the three and six months ended June 30, 2011 and the years 2010, 2009 and 2008, including the report of our independent registered public accounting firm, are incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 as filed on August 15, 2011 and our Current Report on Form 8-K/A, as filed on August 15, 2011.

(b) Exhibits.  The following are furnished as exhibits hereto:

Exhibit
Number	Description

2.1	Third Amended and Restated Joint Chapter 11 Plan of Reorganization for the LyondellBasell Debtors, dated as of March 12, 2010. (Incorporated by reference to Exhibit 2.1 to Form 10 dated April 28, 2010)
3.1	Amended and Restated Articles of Association of LyondellBasell Industries N.V., dated as of May 27, 2011. (Incorporated by reference to the Registrants’s Registration Statement on Form S-4 (File No. 333-175077) as filed on June 22, 2011)
3.2	Rules for the Supervisory Board of LyondellBasell Industries N.V. (Incorporated by reference to Exhibit 3.2 to Amendment No. 2 to Form 10 dated July 26, 2010)
3.3	Rules for the Management Board of LyondellBasell Industries N.V. (Incorporated by reference to Exhibit 3.3 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.1	Specimen certificate for Class A ordinary shares, par value €0.04 per share, of LyondellBasell Industries N.V. (Incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.2	Nomination Agreement between LeverageSource (Delaware), LLC and LyondellBasell Industries N.V., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.3 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.3	Registration Rights Agreement by and among LyondellBasell Industries N.V and the Holders (as defined therein), dated as of April 30, 2010. (Incorporated by reference to the Registrants’s Registration Statement on Form S-1 (File No. 333-175136) as filed on June 24, 2011)

Exhibit
Number		Description

4.4		Nomination Agreement between AI International Chemicals S.à.r.l. and LyondellBasell Industries N.V., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.5 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.5		Registration Rights Agreement by and among LyondellBasell Industries N.V., Banc of America Securities LLC and UBS Securities LLC, dated as of April 8, 2010. (Incorporated by reference to Exhibit 4.4 to Form 10 dated April 28, 2010)
4.6		Registration Rights Agreement by and among LyondellBasell Industries N.V. and the Holders (as defined therein), dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.7		Amended and Restated Indenture relating to 8% Senior Secured Notes due 2017 between Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Wilmington Trust FSB, dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.8 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.8		Security Agreement relating to 8% Senior Secured Notes due 2017 dated as of April 30, 2010 among Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Deutsche Bank Trust Company Americas. (Incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.9		Indenture relating to 11% Senior Secured Notes due 2018 by and among LyondellBasell Industries N.V., Lyondell Chemical Company and Wells Fargo, N.A., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.10 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.10		Security Agreement relating to 11% Senior Secured Notes due 2018 by and among LyondellBasell Industries N.V., Lyondell Chemical Company and Wells Fargo, N.A., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.11 to Amendment No. 2 to Form 10 dated July 26, 2010)
4.11		Warrant Agreement by and among LyondellBasell Industries N.V. and Computershare Inc. and Computershare Trust Company, N.A., dated as of April 30, 2010. (Incorporated by reference to Exhibit 4.12 to Amendment No. 2 to Form 10 dated July 26, 2010)
5	.1*	Legal opinion of Clifford Chance LLP regarding the legality of the securities being registered under this registration statement.
10.1		Employment agreement by and among James L. Gallogly, Lyondell Chemical Company and LyondellBasell AFGP, dated as of May 14, 2009. (Incorporated by reference to Exhibit 10.1 to Form 10 dated April 28, 2010)
10.2		Compensation terms of C. Kent Potter. (Incorporated by reference to Exhibit 10.2 to Form 10 dated April 28, 2010)
10.3		Employment agreement by and among Craig B. Glidden, Lyondell Chemical Company and LyondellBasell AFGP, dated as of August 5, 2009. (Incorporated by reference to Exhibit 10.3 to Form 10 dated April 28, 2010)
10.4		Employment agreement by and among Kevin Brown, Lyondell Chemical Company and LyondellBasell AFGP, dated as of March 19, 2010. (Incorporated by reference to Exhibit 10.4 to Form 10 dated April 28, 2010)
10.5		Employment agreement by and among Bhavesh V. Patel, Lyondell Chemical Company and LyondellBasell AFGP, dated as of March 19, 2010. (Incorporated by reference to Exhibit 10.5 to Form 10 dated April 28, 2010)
10.6		LyondellBasell Industries N.V. Short-Term Incentive Plan. (Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.7		LyondellBasell Industries N.V. Medium Term Incentive Plan. (Incorporated by reference to Exhibit 10.12 to Form 10 dated April 28, 2010)
10.8		LyondellBasell Industries N.V. 2010 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.13 to Form 10 dated April 28, 2010)
10.9		Form of Officer and Director Indemnification Agreement. (Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to Form 10 dated July 26, 2010)

Exhibit
Number		Description

10.10		Form of Non-Qualified Stock Option Award Agreement. (Incorporated by reference to Exhibit 10.16 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.11		Form of Restricted Stock Unit Award Agreement. (Incorporated by reference to Exhibit 10.17 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.12		Form of Stock Appreciation Right Award Agreement. (Incorporated by reference to Exhibit 10.18 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.13		Senior Secured Term Loan Credit Agreement by and between Lyondell Chemical Company, LBI Escrow Corporation, LyondellBasell Industries, N.V. and UBS AG, Stamford Branch, dated as of April 8, 2010. (Incorporated by reference to Exhibit 10.19 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.14		U.S. Security Agreement among Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and USB AG Stamford Branch, dated as of April 30, 2010. (Incorporated by reference to Exhibit 10.20 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.15		Senior Secured Asset-Based Credit Agreement by and between Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Citibank, N.A., dated as of April 8, 2010. (Incorporated by reference to Exhibit 10.21 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.16		Security Agreement dated as of April 30, 2010 between Lyondell Chemical Company, certain of its subsidiaries, LyondellBasell Industries N.V. and Citibank N.A. (Incorporated by reference to Exhibit 10.22 to Amendment No. 2 to Form 10 dated July 26, 2010)
10.17		Master Receivables Purchase Agreement dated May 4, 2010 among Basell Sales and Marketing Company B.V., Lyondell Chemie Nederland B.V., Basell Polyolefins Collections Limited, Citicorp Trustee Company Limited and Citibank, N.A., London Branch (Incorporated by reference to Exhibit 10.23 to Amendment No. 2 to Form 10 dated July 26, 2010)
21.1		List of subsidiaries of the registrant (Incorporated by reference to Exhibit 21.1 to Form 10-K for the year ended December 31, 2010)
23	.1*	Consent of Clifford Chance LLP (Included in Exhibit 5.1)
23	.2**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24	.1*	Powers of Attorney

*	Previously filed.

**	Filed herewith.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(1) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, each prospectus filed pursuant to Rule 424(b) as part of this registration statement shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, The State of Texas, on September 6, 2011.

LYONDELLBASELL INDUSTRIES N.V.

/s/  James L. Gallogly
Name: James L. Gallogly
Title: Sole Member of the Management Board

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons on behalf of the Registrant and in the capacities on September 6, 2011.

Signature	Title

/s/ James L. Gallogly James L. Gallogly	Chief Executive Officer and Sole Member of the Management Board (Principal Executive Officer)

/s/ C. Kent Potter C. Kent Potter	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Wendy Johnson Wendy Johnson	Vice President and Chief Accounting Officer (Principal Accounting Officer)

Jacques Aigrain	Director

Jagjeet S. Bindra	Director

Robin Buchanan	Director

* Milton Carroll	Director

* Stephen F. Cooper	Director

Robert G. Gwin	Director

* Joshua J. Harris	Director

* Scott M. Kleinman	Director

Signature	Title

* Marvin O. Schlanger	Chairman of the Supervisory Board and Director

* Bruce A. Smith	Director

* Rudy M.J. van der Meer	Director

*	The undersigned, by signing his name hereto, does execute this registration statement on behalf of the persons identified above pursuant to a power-of-attorney.

By:	/s/ Craig B. Glidden
  Craig B. Glidden
  Attorney-in-Fact